UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 10, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING; AND

(3) PROPOSED AMENDMENTS TO ARTICLES

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The AGM will be held at 2 p.m. on Wednesday, 29 June 2022, and the A Shareholders Class Meeting and the H Shareholders Class Meeting will be held at 2:30 p.m. on Wednesday, 29 June 2022 (or immediately after the conclusion or adjournment of the AGM which will be held at the same place and on the same date) at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC (中國上海市長寧區空港三路99號東航實業集團有限公司輔樓二樓會議室 ). A notice of the AGM and a notice of the H Shareholders Class Meeting, containing the resolutions to be considered at the AGM and the H Shareholders Class Meeting, applicable proxy forms and attendance slips of the AGM and the H Shareholders Class Meeting have been despatched by the Company on 13 May 2022.

If you are not able to attend the AGM, the H Shareholders Class Meeting and/or to vote at the meetings, you are requested to complete and return the proxy forms in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM and the H Shareholders Class Meeting (or any adjournment thereof) to Hong Kong Registrars Limited at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of the proxy forms will not affect your rights to attend in person and vote at the AGM and the H Shareholders Class Meeting (or any adjournment thereof), should you so wish.

9 June 2022

PRECAUTIONARY MEASURES FOR THE AGM AND THE CLASS MEETINGS

In view of the uncertainties of the COVID-19, the Company will implement the following precautionary measures for the AGM and the Class Meetings to protect the attendees of the AGM and the Class Meetings from risk of infection including, but not limited to:

(a)	compulsory body temperature checks will be conducted for every attendee of the AGM and the Class Meetings at the entrance of the venue;

(b)	every attendee of the AGM and the Class Meetings will be required to complete and submit a health status declaration form at the entrance of the venue;

(c)	every attendee will be required to wear a surgical face mask throughout the AGM and the Class Meetings; and

(d)	neither refreshments nor corporate gifts will be served at the AGM and the Class Meetings.

Shareholders who attend the AGM and/or the Class Meetings on-site must pay attention in advance and abide by the regulations and requirements of Shanghai on health status declaration, quarantine and observation during the epidemic containment period. The Company will strictly comply with the epidemic containment requirements of relevant government departments and implement epidemic containment measures to protect the Shareholders who attend the AGM and/or the Class Meetings on-site under the guidance and supervision of relevant government departments. Shareholders who have fever and other symptoms or are not wearing masks as required or do not comply with the relevant epidemic containment regulations and requirements may not be admitted to the venue of the meeting. If the number of Shareholders who attend the AGM and/or the Class Meetings on-site reached the upper limit stipulated under the epidemic containment requirements of the relevant government departments on the date of the AGM and/or the Class Meetings, Shareholders present at the venue will have to enter into the venue on a “first sign in, first enter” basis, and Shareholders who sign in later may not be able to enter into the venue of the meeting.

For the health and safety of the Shareholders, the Company would like to encourage Shareholders to exercise their right to vote at the AGM and/or the Class Meetings by appointing the chairman of the AGM and/or the Class Meetings as their proxy and to return their proxy forms by the time specified above, instead of attending the AGM and/or the Class Meetings in person.

— i —

— ii —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shareholders Class Meeting”	means the class meeting to be convened for the holders of A Shares on 29 June 2022 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under the Specific Mandate

“A Share Subscription Agreement”	means the conditional share subscription agreement in respect of the Non-public Issuance of A Shares entered into between the Company and CEA Holding on 10 May 2022, pursuant to which, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares

“A Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“AGM”	means the 2021 annual general meeting of the Company to be convened on 29 June 2022 to consider, and if thought fit, approve (among others) (i) the Non-public Issuance of A Shares under the Specific Mandate; (ii) the connected transaction in relation to the proposed subscription of A Shares by CEA Holding; and (iii) the proposed amendments to the Articles

“Airbus S.A.S.”	means Airbus S.A.S., a company incorporated in Toulouse, France

“Announcement”	means the announcement dated 10 May 2022 issued by the Company in relation to, among other things, (i) the Non-public Issuance of A Shares under the Specific Mandate; (ii) the connected transaction in relation to the proposed subscription of A Shares by CEA Holding; and (iii) the proposed amendments to the Articles

“Articles”	means the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of directors of the Company

“Boeing Company”	means Boeing Company, a company incorporated in Delaware, the United States of America

“business day”	means a day (other than a Saturday, Sunday or statutory holiday) on which commercial banks in the PRC are open generally for normal business

DEFINITIONS

“CAAC”	means the Civil Aviation Administration of China

“CAGR”	means the compound annual growth rate

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited*), the controlling Shareholder

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding and a Shareholder and connected person of the Company

“CES Global”	means 東航國際控股（香港）有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CES Finance and a Shareholder and connected person of the Company

“Class Meetings”	means the A Shareholders Class Meeting and the H Shareholders Class Meeting

“COMAC”	means 中國商用飛機有限責任公司 (Commercial Aircraft Corporation of China, Ltd.)

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“controlling Shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the novel coronavirus pneumonia disease, a pneumonia caused by a novel coronavirus, which was named as “COVID-19” by the World Health Organization

“CSRC”	means China Securities and Regulatory Commission

“Director(s)”	means the director(s) of the Company

“Group”	means the Company and its subsidiaries

“H Shareholders Class Meeting”	means the class meeting to be convened for the holders of H Shares on 29 June 2022 to consider, and if thought fit, approve (among others) the Non-public Issuance of A Shares under the Specific Mandate

DEFINITIONS

“H Share(s)”	means the ordinary share(s) issued by the Company, with a RMB denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Independent Board Committee”	means the independent board committee of the Company comprising Cai Hongping, Dong Xuebo, Sun Zheng and Lu Xiongwen being all of the independent non-executive Directors, which is formed in accordance with the Hong Kong Listing Rules to advise the Independent Shareholders on the connected transaction in relation to the proposed subscription of A Shares by CEA Holding

“Independent Financial Adviser”	means Octal Capital Limited, acting as an independent financial adviser to the Independent Board Committee and Independent Shareholders on the connected transaction in relation to the proposed subscription of A Shares by CEA Holding, which is a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“JuneYao Group”	means 上海均瑤（集團）有限公司 (Shanghai Juneyao (Group) Co., Ltd.), which is ultimately owned as to approximately 36.1357%, 35.6338%, 24.0905%, 4.0151% and 0.1250% by Wang Junjin (王均金), Wang Han (王瀚), Wang Junhao (王均豪), Wang Chao (王超) and Wang Yingying (王瀅瀅), respectively

“Latest Practicable Date”	means 2 June 2022, being the latest practicable date of ascertaining certain information included in this circular before the printing of this circular

“Non-public Issuance of A Shares”	means the proposed issuance of not more than 5,662,332,023 A Shares (inclusive) by the Company to not more than 35 specific investors (inclusive) (including CEA Holding) who meet the conditions required by the CSRC, details of which are set out in the section headed “PROPOSED NON-PUBLIC ISSUANCE OF A SHARES UNDER SPECIFIC MANDATE” set out in the “Letter from the Board” in this circular

DEFINITIONS

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Pricing Benchmark Date”	means the first day of the issuance period of the Non-public Issuance of A Shares

“RMB”	means Renminbi yuan, the lawful currency of the PRC

“RPK”	means the passenger traffic volume, the sum of the number of passengers carried multiplied by the distance flown for every route

“SASAC”	means the State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong)

“Shanghai Trading Days”	means a day on which the Shanghai Stock Exchange is open for trading of shares

“Shareholder(s)”	means the shareholder(s) of the Company

“Specific Mandate”	means the specific mandate to be granted by the Independent Shareholders at the AGM and the Class Meetings to the Board in relation to the Non-public Issuance of A Shares

“Subscribers”	means not more than 35 specific investors (inclusive) (including CEA Holding) who meet the conditions required by the CSRC

“%”	means per cent.

LETTER FROM THE BOARD

Directors	Legal address:
Liu Shaoyong (Chairman)	66 Airport Street
Li Yangmin (Vice Chairman, President)	Pudong International Airport
Tang Bing (Director)	Shanghai
Lin Wanli (Director)	PRC

Cai Hongping (Independent non-executive Director)	Head office:
Dong Xuebo (Independent non-executive Director)	5/F, Block A2
Sun Zheng (Independent non-executive Director)	Northern District, CEA Building
Lu Xiongwen (Independent non-executive Director)	36 Hongxiang 3rd Road
Minhang District
Jiang Jiang (Employee Representative Director)	Shanghai
PRC

Principal place of business in Hong Kong:
Unit D, 19/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

9 June 2022

To the shareholders of the Company

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE;

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING; AND

(3) PROPOSED AMENDMENTS TO ARTICLES

I.	INTRODUCTION

Reference is made to the Announcement of the Company dated 10 May 2022 in relation to, among other things, the Non-public Issuance of A Shares under the Specific Mandate, the connected transaction in relation to the proposed subscription of A Shares by CEA Holding and the proposed amendments to the Articles.

LETTER FROM THE BOARD

On 10 May 2022, the Board considered and approved the proposal for the Non-public Issuance of A Shares, pursuant to which the Company will issue not more than 5,662,332,023 A Shares (inclusive) to not more than 35 specific investors (inclusive) (including CEA Holding, the controlling Shareholder) who meet the conditions required by the CSRC. The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB15 billion (inclusive).

According to the proposal of the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 10 May 2022, pursuant to which in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash.

The purpose of this circular is to provide you with information regarding, among other things, (i) details of the Non-public Issuance of A Shares under the Specific Mandate, the connected transaction in relation to the proposed subscription of A Shares by CEA Holding and the proposed amendments to the Articles; (ii) a letter from the Independent Board Committee; and (iii) a letter of advice from the Independent Financial Adviser, to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM and the Class Meetings.

II.	PROPOSED NON-PUBLIC ISSUANCE OF A SHARES UNDER SPECIFIC MANDATE

1.	Structure of the Non-public Issuance of A Shares

Detailed proposal of the Non-public Issuance of A Shares is as follows:

(1)	Type and par value of shares to be issued:	The shares to be issued under the non-public issuance are domestically listed ordinary shares (A Shares) denominated in RMB, with par value of RMB1.00 each. The aggregate par value of the A Shares to be issued under the Non-public Issuance of A Shares will be not more than RMB5,662,332,023 (inclusive).

(2)	Method and time of issuance:	The Non-public Issuance of A Shares is undertaken by way of non-public issuance to specific Subscribers, i.e. not more than 35 specific investors (inclusive) (including CEA Holding) who meet the conditions required by the CSRC. The Company will issue A Shares to the Subscribers at an appropriate timing within the validity period upon obtaining the approval of the CSRC.

(3)	Subscribers and method of subscription:	The Subscribers of the Non-public Issuance of A Shares shall be not more than 35 specific investors (inclusive) (including CEA Holding) who meet the conditions required by the CSRC. Among which, CEA Holding intends to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash.

LETTER FROM THE BOARD

Apart from CEA Holding, other subscribers shall be legal persons, natural persons or other legitimate investment organizations such as securities investment fund management companies, securities companies, trust investment companies, finance companies, insurance institutional investors and qualified foreign institutional investors that meet the requirements of the CSRC. Securities investment fund management companies, securities companies, qualified foreign institutional investors and RMB qualified foreign institutional investors who subscribe for the shares using more than two products under their management shall be regarded as one subscriber. Trust companies, as subscribers, may only use their own funds to subscribe for the shares.

Apart from CEA Holding, other subscribers shall be determined by the Board and its authorized persons, upon authorization by the general meeting, with the sponsor (a joint lead underwriter) based on the subscription quotations of the subscribers within the scope of authorization of the general meeting in accordance with relevant laws, administrative regulations, departmental rules or normative documents after obtaining the approval of the CSRC for the Non-public Issuance of A Shares.

All subscribers will subscribe for the A Shares under the Non-public Issuance of A Shares in cash and at the same price.

It is expected that the Subscribers (other than CEA Holding) and their respective ultimate beneficial owners are and will continue to be third parties independent of the Company and the connected persons of the Company after the completion of the Non-public Issuance of A Shares. If any Subscriber is or will become a connected person of the Company, the Company will take all reasonable measures to comply with the relevant requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

(4)	Pricing Benchmark Date, pricing principles and issue price:	The Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the first day of the issuance period of the Non-public Issuance of A Shares.

The issue price of the Non-public Issuance of A Shares shall not be lower than 80% of the average trading price of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date (excluding the Pricing Benchmark Date, the same below), and the Company’s audited net assets per share attributable to ordinary shareholders of the parent company as at the end of the most recent period prior to the Pricing Benchmark Date, whichever is higher (i.e. the “base issue price”, with two decimal places according to the “round up method”). The average trading price of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date = the total trading value of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date/the total trading volume of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date.

The Non-public Issuance of A Shares and the pricing principles for the issue price were mainly based on the requirements of the Administrative Measures for the Issuance of Securities by Listed Companies (Revised in 2020) (《上 市 公 司 證 券 發 行 管 理 辦 法 》（ 2020 年 修 正 ）) (the “Administrative Measures”) and the Detailed Implementation Rules for the Non-Public Issuance of Stocks of Listed Companies (Revised in 2020) (《上市公司非公開發行股票實施細則 》（2020 年修正 ）) (the “Implementation Rules”) as stipulated by the CSRC.

According to the requirements of Article 38 of the Administrative Measures, the non-public issuance of shares by a listed company shall comply with the following requirements, among other things, the issue price shall not be lower than 80% of the average price of the company’s shares over the 20 trading days prior to the price benchmark date. According to the requirements of Article 7 of the Implementation Rules, the “price benchmark date” is the reference date for calculating the base issue price. The price benchmark date for the non-public issuance of shares shall be the first day of the issuance period. The listed company shall not issue shares at a price lower than the base issue price.

Based on the above, the Board is of the view that the pricing principles of the Non-public Issuance of A Shares comply with the requirements of relevant laws and regulations and is on normal commercial terms.

LETTER FROM THE BOARD

The Company’s audited net assets per share attributable to ordinary shareholders of the parent company as at the end of the most recent period prior to the Pricing Benchmark Date (i.e. as at 31 December 2021) is RMB2.7219 prepared in accordance with China Accounting Standards for Business Enterprises as disclosed in the annual report for the year ended 31 December 2021 of the Company, which is calculated as follows:

Net assets per share attributable to ordinary shareholders of the parent company as at 31 December 2021 = equity attributable to the shareholders of the parent company as at 31 December 2021/number of ordinary shares of the Company outstanding as at 31 December 2021.

For illustration purpose only, as at the Latest Practicable Date, the closing price per A Share quoted on the Shanghai Stock Exchange was RMB4.72 and the closing price per H Share quoted on the Hong Kong Stock Exchange was HK$2.77.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period from the balance sheet date of the audited financial report as at the end of the most recent period prior to the Pricing Benchmark Date to the issuance date, the above net assets per share attributable to ordinary shareholders of the parent company shall be adjusted accordingly.

In the event that the Company distributes dividends, grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right or ex-dividend activities during the period from the Pricing Benchmark Date of the Non-public Issuance of A Shares to the issuance date, the issue price shall be adjusted on ex-right or ex-dividend basis.

On the basis of the aforementioned base issue price, the final issue price of the Non-public Issuance of A Shares shall be determined by the Board or its authorized persons, pursuant to the authorization of the AGM and the Class Meetings, with the sponsor (the lead underwriter) for the Non-public Issuance of A Shares through negotiations based on the subscription quotations of the subscribers and the principles such as price priority (i.e. the subscriber who offers higher price has the priority to subscribe the shares over the subscriber who offers lower price in the process of subscription) in accordance with relevant laws and regulations and requirements of regulatory authorities after obtaining the approval of the CSRC for the Non-public Issuance of A Shares.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the Company has not engaged any sponsor or underwriter. The sponsor (the lead underwriter) will be engaged and the sponsor agreement will be entered into by the Board or its authorized persons in their sole discretion pursuant to the authorization granted by the Shareholders at the AGM on normal commercial terms. Further announcement(s) in relation to the Non-public Issuance of A Shares will be made by the Company as and when appropriate.

CEA Holding will not participate in the market bidding process of the Non-public Issuance of A Shares, but has undertaken to accept the results of the market bidding and to subscribe for the A Shares under the issuance at the same price as other investors. If the issue price cannot be determined through bidding, CEA Holding will subscribe for the shares at the subscription price of 80% of the average trading price of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date (excluding the Pricing Benchmark Date, the same below), and the Company’s audited net assets per share attributable to ordinary shareholders of the parent company as at the end of the most recent period prior to the Pricing Benchmark Date, whichever is higher (i.e. the “base issue price”, with two decimal places according to the “round up method”).

(5)	Number of shares to be issued:	The number of shares to be issued under the Non-public Issuance of A Shares is calculated by dividing the gross proceeds raised from the Non-public Issuance of A Shares by the issue price. The final number of A Shares to be issued is rounded down to the nearest integer, and shall not exceed 30% of the Company’s total share capital prior to the Non-public Issuance of A Shares, subject to the approval of the CSRC for the Non-public Issuance of A Shares. As at the Latest Practicable Date, the total share capital of the Company is 18,874,440,078 shares. Based on which, the number of shares to be issued under the Non-public Issuance of A Shares will not exceed 5,662,332,023 shares (inclusive), representing: (i) approximately 41.34% of the Company’s existing A Shares in issue and approximately 30.00% of its existing total share capital in issue as at the Latest Practicable Date; and (ii) approximately 29.25% of the Company’s enlarged A Shares in issue and approximately 23.08% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

LETTER FROM THE BOARD

The final number of shares to be subscribed by CEA Holding shall be determined based on the subscription amount and the subscription price according to the following formula: Number of shares to be subscribed = subscription amount/subscription price, and the number of shares to be subscribed is rounded down to the nearest integer.

In the event that the Company grants bonus shares, allots shares, converts capital reserve into share capital or carries out any other ex-right activities during the period from the date of the first announcement of Board resolution for the Non-public Issuance of A Shares to the issuance date, or there are changes in the total share capital of the Company prior to the issuance due to other reasons, the maximum number of shares to be issued under the issuance shall be adjusted accordingly.

The final number of shares to be issued shall be determined by the Board or its authorized persons, pursuant to the authorization of the AGM and the Class Meetings, with the sponsor (the lead underwriter) for the Non-public Issuance of A Shares through negotiations based on the actual circumstances at the time of issuance within the aforementioned maximum number of shares to be issued in accordance with relevant laws, administrative regulations, departmental rules or normative documents after obtaining the approval of the CSRC for the Non-public Issuance of A Shares. If the CSRC or other regulatory authorities adjusted the aforementioned number of shares to be issued, the number approved by such authorities shall prevail.

(6)	Amount and use of proceeds:	The gross proceeds to be raised from the Non-public Issuance of A Shares (before deducting relevant issuance expenses) will be not more than RMB15 billion, which are intended to be used in the following projects:

No.	Name of items	Proposed amount of proceeds to be applied
		(RMB billion)
1	Introducing 38 aircraft	10.50
2	Supplementing the working capital	4.50
Total		15.00

LETTER FROM THE BOARD

After receiving the proceeds from the Non-public Issuance of A Shares, if the actual amount of net proceeds is less than the above proposed amount of proceeds to be applied, the Board or its authorized persons will, based on the actual amount of net proceeds and subject to relevant laws and regulations, within the scope of the above projects to be funded with the proceeds, adjust and finally determine the specific projects, priority and specific amount of proceeds to be applied to each project according to actual circumstances such as the progress of the projects to be funded with the proceeds and funding requirements. The insufficient portion of proceeds will be funded by the Company’s own funds or through other financing channels such as bank loans, financial lease and self-raised funds. As at 31 December 2021, the monetary capital of the Company was RMB12.962 billion and unutilised banking facilities of the Company was RMB21.338 billion. The interest rates and specific investment plan of the aforementioned financing channels shall be subject to the circumstances of market and commercial terms to be entered into between the Company and relevant banks or leasing companies.

In order to ensure the smooth progress of projects to be funded with the proceeds and safeguard the interests of all Shareholders, before receiving the proceeds from the Non-public Issuance of A Shares, the Company may invest in the projects with self-raised funds according to the actual circumstances of the projects to be funded with the proceeds and replace such funds in accordance with relevant laws and regulations after receiving the proceeds.

After receiving the proceeds from the Non-public Issuance of A Shares, the expected timeline of the proceeds to be used is as follows:

(i) the proceeds to be used for introducing 38 aircraft shall be invested according to the agreement of contracts and aircraft introduction plan. The 38 aircraft to be introduced are scheduled for delivery during the years from 2022 to 2024;

(ii) the proceeds to be used for supplementing the working capital shall be invested according to the fund need of the Company during its daily operation.

LETTER FROM THE BOARD

Pursuant to the Issue Regulation Q&A — Regulatory Requirements for Guiding and Regulating the Financing Activities of Listed Companies (《 發行監管問答 — 關於引導 規 範 上 市 公 司 融 資行 為 的 監 管 要 求 》) promulgated by the CSRC, for listed companies applying for non-public issuance of shares, the number of shares to be issued shall, in principal, not exceed 30% of the total share capital before the issuance (i.e. not more than 5,662,332,023 A Shares (inclusive)). To the extent permitted by the regulation above and taking into consideration the pricing principles, the fund need of investment project, the subscription intention of CEA Holding and the circumstances of securities market, etc., the proceeds to be raised from the Non-public Issuance of A Shares is determined to be not more than RMB15 billion.

Based on the above, the Board is of the view that maximum amount of net proceeds to be raised from the Non-public Issuance of A Shares is fair and reasonable and in the interests of the Company and its Shareholders.

(7)	Lock-up period:	Upon completion of the Non-public Issuance of A Shares, the shares subscribed by CEA Holding under the Non-public Issuance of A Shares shall not be transferred within eighteen (18) months from the date of completion of the issuance, and the shares subscribed by other subscribers under the Non-public Issuance of A Shares shall not be transferred within six (6) months from the date of completion of the issuance. Shares derived from the grant of bonus shares, allotment of shares or conversion of capital reserve into share capital by the Company for the shares under the Non-public Issuance of A Shares obtained by the subscribers shall also comply with the above lock-up arrangement. Upon expiration of the lock-up period, the transfer and trading of the shares subscribed by the subscribers under the issuance shall be handled in accordance with the then effective laws and regulations and the rules of the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has promulgated new rules or requirements for the above lock-up period arrangement, the above lock-up period arrangement shall be revised in accordance with the new rules or requirements of the CSRC or the Shanghai Stock Exchange and implemented accordingly.

LETTER FROM THE BOARD

(8)	Place of listing:	The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the A Shares to be issued pursuant to the Non-public Issuance of A Shares. Upon expiration of the lock-up period, the A Shares to be issued under the Non-public Issuance of A Shares will be listed and traded on the Shanghai Stock Exchange.

(9)	Arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares:	Both new Shareholders and existing Shareholders are entitled to the accumulated undistributed profits of the Company before the Non-public Issuance of A Shares upon completion of the Non-public Issuance of A Shares according to their respective shareholdings.

(10)	Validity period of the resolutions of Non-public Issuance of A Shares:	The resolutions in relation to the Non-public Issuance of A Shares shall remain valid for twelve (12) months from the date on which relevant resolutions are considered and approved at the AGM and the Class Meetings.

Each of the following items in relation to the Non-public Issuance of A Shares will be considered and approved, and be implemented conditional upon approvals and/or authorisations having been obtained from the relevant authorities:

(i)	type and par value of shares to be issued;

(ii)	method and time of issuance;

(iii)	Subscribers and method of subscription;

(iv)	Pricing Benchmark Date, pricing principles and issue price;

(v)	number of shares to be issued;

(vi)	amount and use of proceeds;

(vii)	lock-up period;

(viii)	place of listing;

(ix)	arrangement of accumulated undistributed profits before the Non-public Issuance of A Shares; and

(x)	validity period of the resolutions of Non-public Issuance of A Shares.

LETTER FROM THE BOARD

The proposal approving the Non-public Issuance of A Shares will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

2.	Proposal in relation to the Company being qualified for Non-public Issuance of A Shares

Pursuant to laws, regulations and regulatory documents such as the Company Law of the PRC (《中華人民共和國公司法》 ), the Securities Law of the PRC (《中華人民共和國證券法》), the Measures for Administration of the Issuance of Securities by Listed Companies (《上市公司證券發行管理辦法》 ), the Implementation Rules for the Non-public Issuance of Shares by Listed Companies (《上市公司非公開發行股票實施細則》 ) and Issue Regulation Q&A — Regulatory Requirements for Guiding and Regulating the Financing Activities of Listed Companies (《發行監管問答 — 關於引導規範上市公司融資行為的監管要求》), the Board considers that the Non-public Issuance of A Shares by the Company satisfies the conditions of non-public offering of A shares after itemized verification of the actual situation and relevant matters of the Company.

The proposal in relation to the Company being qualified for Non-public Issuance of A Shares will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the AGM.

3.	Proposal in relation to the “Proposal for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”

The proposal in relation to the “Proposal for the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited” will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

4.	Proposal in relation to the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited”

The “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited” was prepared in Chinese language. The full text of the English translation of the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited” is set out in Appendix I to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Feasibility Analysis on the Use of Proceeds from the Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited” will be submitted, by way of special resolution, for the Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

LETTER FROM THE BOARD

5.	Proposal in relation to the “Report on the Use of Proceeds of the Previous Fund Raising Activities by China Eastern Airlines Corporation Limited”

The “Report on the Use of Proceeds of the Previous Fund Raising Activities by China Eastern Airlines Corporation Limited” was prepared in Chinese language. The full text of the English translation of the “Report on the Use of Proceeds of the Previous Fund Raising Activities by China Eastern Airlines Corporation Limited” is set out in Appendix II to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Report on the Use of Proceeds of the Previous Fund Raising Activities by China Eastern Airlines Corporation Limited” will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the AGM.

6.	Proposal in relation to the A Share Subscription Agreement entered into between the Company and CEA Holding

The proposal in relation to the A Share Subscription Agreement entered into between the Company and CEA Holding on 10 May 2022 (pursuant to which the Company has conditionally agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares) and the transaction contemplated therein will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

7.

Proposal in relation to the dilution of current returns by the Non-public Issuance of A Shares and remedial measures and the undertakings thereof by the controlling Shareholder, the Directors and the senior management

In accordance with the Certain Opinions of the State Council on Further Promoting the Sound Development of Capital Markets (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》 （國發[2014]17號）), the Opinions of the General Office of the State Council on Further Strengthening the Work of Protection of the Legitimate Rights and Interests of Minority Investors in the Capital Markets (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》 （國辦發[2013]110號）) and the Guidelines on Matters concerning the Dilution of Current Returns of the Initial Offering, Refinancing and Major Asset Restructuring (CSRC Notice [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期 回報有關事項的指導意見》 （證監會公告[2015]31號）), in order to protect the rights to information and interests of minority investors, the Company carefully analysed and calculated the impact on the dilution of current returns caused by the Non-public Issuance of A Shares. Please refer to Appendix III to this circular for details of the main measures adopted by the Company for the dilution of current returns caused by the Non-public Issuance of A Shares and the undertakings thereof by the controlling Shareholder, the Directors and the senior management.

LETTER FROM THE BOARD

The proposal in relation to the dilution of current returns by the Non-public Issuance of A Shares and remedial measures and the undertakings thereof by the controlling Shareholder, the Directors and the senior management will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the AGM.

8.	Proposal in relation to the “Future Plan for Return to the Shareholders for the Coming Three Years (2022–2024) of China Eastern Airlines Corporation Limited”

In order to improve and refine the scientific, sustainable, stable and transparent decision-making for dividend distribution and supervision mechanisms as well as further highlight the importance of return to the Shareholders, pursuant to the relevant requirements of the Notice regarding Further Implementation of Cash Dividend Distribution by Listed Companies (Zheng Jian Fa [2012] No.37) (《關於進一步落實上市公司現金分紅有關事項的通知》 （證監發[2012]37號）) and the No.3 Guidelines for the Supervision on Listed Companies — Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No. 43) (《上市公司監管指引第 3號 — 上市公司現金分紅》 （證監會公告[2013]43號） ) issued by the CSRC and the Articles, the Company has formulated the plan for return to the Shareholders for the coming three years (2022–2024).

The “Future Plan for Return to the Shareholders for the Coming Three Years (2022–2024) of China Eastern Airlines Corporation Limited” was prepared in Chinese language. The full text of the English translation of the “Future Plan for Return to the Shareholders for the Coming Three Years (2022–2024) of China Eastern Airlines Corporation Limited” is set out in Appendix IV to this circular. In the event of any discrepancy between the English translation and the Chinese version of the document, the Chinese version shall prevail.

The proposal in relation to the “Future Plan for Return to the Shareholders for the Coming Three Years (2022–2024) of China Eastern Airlines Corporation Limited” will be submitted, by way of ordinary resolution, for the Shareholders’ consideration and approval at the AGM.

LETTER FROM THE BOARD

9.	Proposal in relation to the authorization to the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares in their sole discretion

In order to ensure the efficient, orderly and smooth progress of the Non-public Issuance of A Shares, in accordance with laws and regulations such as the Company Law of the PRC, the Securities Law of the PRC, the Administrative Measures for the Issuance of Securities by Listed Companies and the Implementation Rules for the Non-public Issuance of Stocks by Listed Companies as well as relevant regulations of stock exchanges and the Articles, it is proposed to the Board to agree to propose to the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting to authorize the Board and its authorized persons (i.e. the chairman and/or vice chairman of the Company) to, in their sole discretion, proceed with the specific matters related to the Non-public Issuance of A Shares, including but not limited to:

(i)

authorizing the Board and its authorized persons, according to the proposal for the Non-public Issuance of A Shares considered and approved at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting as well as the specific proposal at the time of issuance, subject to all applicable laws and regulations and the regulations or requirements of relevant regulatory authorities or departments, to determine the method of issuance, number of shares to be issued, issue price, subscribers, time of issuance, date of commencement and expiration of issuance and etc., and to adjust the above proposal within the scope of the proposal for the Non-public Issuance of A Shares approved at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting when there is any change in the policies of regulatory authorities on non-public issuance of shares or when there is any change in market conditions;

(ii)

authorizing the Board and its authorized persons, subject to the regulatory requirements of the CSRC and other relevant regulatory authorities, to determine the issue price and the number of shares to be issued to the subscribers within the scope of the proposal for the Non-public Issuance of A Shares approved at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting;

(iii)

authorizing the Board and its authorized persons to revise, supplement, sign, submit, report and execute all agreements or documents related to the Non-public Issuance of A Shares and share subscription, including but not limited to subscription agreement, supplemental agreement to the subscription agreement and other documents to be signed for the purpose of the closing of the Non-public Issuance of A Shares, sponsor agreement, underwriting agreement, supervision agreement on proceeds, agreement on the engagement of intermediaries, all applications or filing documents submitted to regulatory authorities such as state-owned assets supervision departments, civil aviation supervision departments and the CSRC, written communications with state-owned assets supervision departments, civil aviation supervision departments and the CSRC on new share issuance and share subscription (if any) and etc., and to proceed with information disclosure matters related to the issuance in accordance with regulatory requirements;

(iv)

authorizing the Board and its authorized persons, upon completion of the Non-public Issuance of A Shares, to proceed with the registration, listing and lock-up of shares, to amend the relevant terms in the Articles related to the issuance according to the actual circumstances of issuance and submit to the relevant government departments and regulatory authorities for approval or filing, and to proceed with the registration of change in business, the registration and custody of new shares and other relevant matters with the administration for industry and commerce and other relevant government departments;

LETTER FROM THE BOARD

(v)

authorizing the Board and its authorized persons, within the scope of the resolutions approved at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting, to make corresponding adjustments on the Non-public Issuance of A Shares and the plan for the use of proceeds at the request of the approval authorities, and approve and sign the corresponding amendments to issuance filings such as financial reports, profit forecasts (if any) and etc.; to make appropriate adjustments to the plan for the use of proceeds and its specific arrangements according to the actual progress and actual requirements of the projects to be funded with the proceeds; to self-raise funds to implement the projects to be funded with the proceeds before receiving the proceeds, and replace such funds after receiving the proceeds; and to make necessary adjustments to the projects to be funded with the proceeds in accordance with relevant laws and regulations, requirements of regulatory authorities and market conditions;

(vi)	authorizing the Board and its authorized persons to sign the documents related to the Non-public Issuance of A Shares, and to proceed with other matters related to the Non-public Issuance of A Shares;

(vii)	authorizing the Board and its authorized persons to set up a special account for the proceeds, and to proceed with the capital verification procedures related to the issuance;

(viii)

authorizing the Board and its authorized persons to decide and engage professional intermediaries (including sponsors, underwriters, accountants, lawyers and etc.) to undertake work related to the issuance, including but not limited to making and submitting documents in accordance with regulatory requirements and etc., and to decide the payment of remuneration to such intermediaries and other relevant matters;

(ix)

authorizing the Board and its authorized persons to decide and proceed with all other matters related to the Non-public Issuance of A Shares subject to all applicable laws and regulations and the regulations or requirements of relevant regulatory authorities or departments; and

(x)

the authorization shall remain valid for twelve (12) months from the date on which the resolution of this authorization is approved at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

The proposal in relation to the authorization to the Board and its authorized persons the full discretion to deal with the relevant matters of the Non-public Issuance of A Shares will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

III.	CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING

According to the proposal for the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 10 May 2022, pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash.

LETTER FROM THE BOARD

Principal Terms of the A Share Subscription Agreement

The principal terms of the A Share Subscription Agreement are the same as the proposed Non-public Issuance of A Shares disclosed above. Other principal terms of the A Share Subscription Agreement are as follows:

Payment:	Upon the satisfaction of all of the conditions precedent stipulated in the A Share Subscription Agreement, CEA Holding shall subscribe for the A Shares issued by the Company in accordance with the A Share Subscription Agreement and make payment for such subscription into the designated bank account within five business days upon receipt of the payment notice of the subscription.

Conditions precedent:

The A Share Subscription Agreement will become effective when it is duly signed by the Company and CEA Holding and all of the following conditions are fulfilled:

(i) according to the articles of association of CEA Holding, the competent body of CEA Holding has passed relevant resolution(s) to approve the subscription of A Shares by CEA Holding under the Non-public Issuance of A Shares and other relevant matters;

(ii)  the proposal for the Non-public Issuance of A Shares and relevant matters have been considered and approved by the Board and the AGM and the Class Meetings;

(iii)  the Non-public Issuance of A Shares has been approved by the bodies performing the supervision and management duty of state-owned assets; and

(iv) the Non-public Issuance of A Shares has been approved by the CSRC.

Neither the Company nor CEA Holding has the right to waive any of the conditions above.

As at the Latest Practicable Date, the Non-public Issuance of A Shares has been considered and approved by the Board and the board of directors of CEA Holding. None of the other conditions under the A Share Subscription Agreement has been fulfilled.

LETTER FROM THE BOARD

Liability for breach of contract:

Save for otherwise caused by any force majeure event, it shall constitute a breach of the A Share Subscription Agreement if any party fails to perform its obligations or undertakings under the A Share Subscription Agreement or the statements or guarantees made are false or materially incorrect.

If any party fails to perform the obligations, statements, guarantees or undertakings under the A Share Subscription Agreement, it shall constitute a breach of the A Share Subscription Agreement, and the non-defaulting party shall be entitled to require the breaching party to bear the liability for such breach. When the breach is caused by any force majeure event, the breaching party shall not be liable. After the A Share Subscription Agreement comes into effect, if CEA Holding gives up the subscription of the Non-public Issuance of A Shares without justified reasons, CEA Holding shall pay the Company damages equivalent to 5% of the subscription amount.

The non-fulfilment of any of the conditions precedent above shall not constitute any breach of the A Share Subscription Agreement by any party.

If any material adverse change in the operation of the Company occurs during the process of approval of the Non-public Issuance of A Shares, CEA Holding shall be entitled to give up the subscription and will not constitute a breach of contract.

The resolution in relation to the proposed subscription of A Shares by CEA Holding which constitutes a connected transaction of the Company will be submitted, by way of special resolution, for the Independent Shareholders’ consideration and approval at the AGM, the A Shareholders Class Meeting and the H Shareholders Class Meeting.

IV.	REASONS FOR AND BENEFITS OF THE NON-PUBLIC ISSUANCE OF A SHARES

The proceeds to be raised from the Non-public Issuance of A Shares, after deducting relevant issuance expenses, will be used for introducing 38 aircraft and supplementing the working capital.

The projects to be funded with the proceeds will facilitate the expansion of fleet size and optimization of fleet structure, improve the Company’s air transportation capacity, ensure the sound development of the Company’s business, and promote the smooth implementation of the Company’s strategy. At the same time, the Company’s capital strength and scale of assets will be improved, and thus the Company will be able to effectively respond to the adverse impact of the COVID-19 pandemic, ease the pressure on capital requirements for its daily operating activities, maintain its sustainable development, and reinforce and enhance its industry position, thereby providing better investment returns for investors.

LETTER FROM THE BOARD

After receiving the proceeds from the Non-public Issuance of A Shares, the scale of total assets and net assets of the Company will be increased, the financial condition of the Company will be further optimized, the working capital will be further enriched, and the capital strength, risk-resistance capability and subsequent financing capability of the Company will be improved.

The connected transaction in relation to the proposed subscription of A Shares by CEA Holding will enable the Company to obtain more support from the controlling Shareholder and further enhance its investment value. As one of the Subscribers of the Non-public Issuance of A Shares, CEA Holding shows its confidence in the future development of the Company and its determination in continuously supporting the development of the Company, which will facilitate the enhancement of investment value of the Company, thereby maximizing the interests of the Shareholders and effectively safeguarding the interests of the minority Shareholders.

Based on the foregoing, the Directors (including the independent non-executive Directors) are of the opinion that the terms of the A Share Subscription Agreement are fair and reasonable and in the interest of the Company and the Shareholders as a whole.

LETTER FROM THE BOARD

V.	EFFECT OF NON-PUBLIC ISSUANCE OF A SHARES ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

For reference and explanation purposes only, on the assumption that (i) there is no other change in the number of shares in issue of the Company from the Latest Practicable Date to the completion of the Non-public Issuance of A Shares; (ii) the Board exercises in full the Specific Mandate to issue new A Shares (i.e. 5,662,332,023 A Shares); (iii) CEA Holding has subscribed for 1,887,444,007 A Shares (i.e. one-third of the maximum number of shares to be issued under the Non-public Issuance of A Shares, which is proportional to the minimum amount in which CEA Holding has agreed to subscribe for (i.e. RMB5 billion) divided by the maximum proceeds expected to be raised (i.e. RMB15 billion) under the Non-public Issuance of A Shares); and (iv) other Subscribers have subscribed for 3,774,888,016 A Shares (i.e. the maximum number of shares to be issued under the Non-public Issuance of A Shares minus the number of shares assumed to be subscribed by CEA Holding), the potential changes in the shareholding structure of the Company are as follows:

	As at the Latest Practicable Date			Immediately after completion of the Non-public Issuance of A Shares
	Number of shares held		Approximate percentage of the total number of shares in issue	Number of shares held		Approximate percentage of the total number of shares in issue
CEA Holding and its associates Note 1	8,025,170,875 (A Shares	)	42.52%	9,912,614,882 (A Shares	)	40.40%
	2,626,240,000 (H Shares	)	13.91%	2,626,240,000 (H Shares	)	10.70%

Subtotal	10,651,410,875		56.43%	12,538,854,882		51.10%

Other non-public Shareholders Note 2	3,960 (A Shares	)	0.00%	3,960 (A Shares	)	0.00%

Subtotal	3,960		0.00%	3,960		0.00%

Public Shareholders Note 3	5,672,487,466 (A Shares	)	30.05%	9,447,375,482 (A Shares	)	38.50%
	2,550,537,777 (H Shares	)	13.51%	2,550,537,777 (H Shares	)	10.39%

Subtotal	8,223,025,243		43.57%	11,997,913,259		48.90%

Total	18,874,440,078		100%	24,536,772,101		100%

Note 1:

As at the Latest Practicable Date, the total number of shares in issue of the Company is 18,874,440,078. CEA Holding directly and indirectly holds 10,651,410,875 shares of the Company in aggregate, representing approximately 56.43% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly held 7,567,853,802 A Shares;

(ii)	CEA Holding, through CES Finance Holding Co., Ltd. (a wholly-owned subsidiary of CEA Holding), holds 457,317,073 A Shares; and

(iii)	CEA Holding, through CES Global Holdings (Hong Kong) Limited (a wholly-owned subsidiary of CEA Holding), holds 2,626,240,000 H Shares.

Note 2:

As at the Latest Practicable Date, Mr. Li Yangmin, a Director, directly holds 3,960 A Shares in the capacity of beneficial owner, and the shares held by him shall not be regarded as being in public hands.

LETTER FROM THE BOARD

Note 3:

As at the Latest Practicable Date, Juneyao Group directly holds 311,831,909 A Shares and indirectly holds (i) 219,400,137 A Shares through Juneyao Airlines Co., Ltd.; (ii) 589,041,096 A Shares through Shanghai Jidaohang Enterprise Management Company Limited; (iii) 546,769,777 H Shares through Shanghai Juneyao Airline Hong Kong Limited; and (iv) 12,000,000 H Shares through Juneyao Airlines Co., Ltd. Therefore, Juneyao Group directly and indirectly holds approximately 8.90% of the shares of the Company in aggregate, and the shares held by it shall be regarded as being in public hands.

It is expected that the Subscribers (other than CEA Holding) are not and will not become core connected persons after the completion of the Non-public Issuance of A Shares, and thus the shares held by them will be regarded as being in public hands.

Note 4:	For reference and explanation purposes only, based on the aforementioned assumptions, the public float is expected to be approximately 48.90% upon completion of the Non-public Issuance of A Shares.

Note 5:	Any discrepancies in this table between totals and sums of amounts listed in the table above are due to rounding.

For reference and explanation purposes only, based on the aforementioned assumptions, upon completion of the Non-public Issuance of A Shares, the shareholding percentage of CEA Holding in the Company will decrease from approximately 56.43% to approximately 51.10%. CEA Holding will remain as the controlling Shareholder of the Company, and the control of the Company will remain unchanged.

Upon completion of the Non-public Issuance of A Shares, according to the public information available to the Company and to the knowledge of the Directors, the Directors believe that the Company will continue to comply with the requirement of minimum public float under Rule 8.08(1)(a) of the Hong Kong Listing Rules.

VI.	PROCEEDS RAISED OVER THE PAST 12 MONTHS

On 9 November 2021, the Company completed the non-public issuance of 2,494,930,875 A Shares to CEA Holding, raising approximately RMB10.828 billion of gross proceeds. As at the date of the Latest Practicable Date, the proceeds from the previous issuance have been fully utilized. For details, please refer to the announcement of the Company dated 30 March 2022 published on the website of the Hong Kong Stock Exchange.

The use of the proceeds from the previous non-public issuance of A Shares of the Company is as follows:

No.	Name of project	Amount of proceeds applied
		(RMB billion)
1	Supplementing the working capital	4.828
2	Repaying debts	6.000
Total		10.828

The use of proceeds from the previous issuance is in line with the plan for the use of proceeds disclosed by the Company, and there is no material change in such respect.

Save as disclosed above, during the 12 months prior to the Latest Practicable Date, the Company did not conduct any other financing activities involving the issuance of equity securities.

LETTER FROM THE BOARD

VII.	PROPOSED AMENDMENTS TO THE ARTICLES

Upon completion of the Non-public Issuance of A Shares, there will be changes in the Company’s registered capital, total amount of shares and etc. In light of the aforementioned circumstances, the Board proposed to seek the approval of the Shareholders at the AGM in respect of authorizing the Board and its authorized persons (it is advised that the persons authorized by the Board should be the chairman and/or the authorized persons of the chairman), upon completion of the Non-public Issuance of A Shares, pursuant to the results of the Non-public Issuance of A Shares, to make necessary amendments to the relevant terms in the Articles, and perform in time the obligations of disclosure of relevant information.

Details of the proposed amendments are as follows:

(1)	Article 21 of the current Articles:

As approved by the CSRC, the total amount of shares of the Company is 18,874,440,078 shares.

Amended to be:

As approved by the CSRC, the total amount of shares of the Company is [●] shares.

(2)	Article 22 of the current Articles:

The Company has issued a total of 18,874,440,078 ordinary shares, comprising a total of 13,697,662,301 A Shares, representing 72.57% of the total share capital of the Company, a total of 5,176,777,777 H Shares, representing 27.43% of the total share capital of the Company.

Amended to be:

The Company has issued a total of [●] ordinary shares, comprising a total of [●] A Shares, representing [●]% of the total share capital of the Company, a total of 5,176,777,777 H Shares, representing [●]% of the total share capital of the Company.

(3)	Article 25 of the current Articles:

The registered capital of the Company is RMB18,874,440,078.

Amended to be:

The registered capital of the Company is RMB[●].

The proposal to authorize the Board and its authorized persons to proceed with relevant matters in respect of the Non-public Issuance of A Shares in their sole discretion will be submitted, by way of special resolution, for the Shareholders’ consideration and approval at the AGM.

LETTER FROM THE BOARD

VIII.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which held approximately 56.43% of the total number of shares in issue of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the proposed subscription of A Shares by CEA Holding under the A Share Subscription Agreement constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang, being the Directors of the Company, are also the directors of CEA Holding, and therefore are regarded as having a material interest in the Non-public Issuance of A Shares under the Specific Mandate and the proposed subscription of A Shares by CEA Holding under the A Share Subscription Agreement, and thus have abstained from voting on the relevant Board resolutions. Save as disclosed above, none of the Directors has any material interest in the Non-public Issuance of A Shares under the Specific Mandate and the proposed subscription of A Shares by CEA Holding under the A Share Subscription Agreement, and hence no other Director has abstained from voting on such Board resolutions.

The A Shares to be issued under the Non-public Issuance of A Shares will be issued pursuant to the Specific Mandate to be sought from the Independent Shareholders at the AGM and the Class Meetings.

IX.	ESTABLISHMENT OF INDEPENDENT BOARD COMMITTEE AND APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee (comprising Cai Hongping, Dong Xuebo, Sun Zheng and Lu Xiongwen, being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules to advise the Independent Shareholders on the connected transaction in relation to the proposed subscription of A Shares by CEA Holding.

Octal Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the connected transaction in relation to the proposed subscription of A Shares by CEA Holding.

X.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests invested and formed by the state in CEA Holding and its invested entities.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the controlling shareholder and the actual controller of CEA Holding is the SASAC, and CEA Holding is owned:

(i)	as to 68.42% by the SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Assets Management Company Limited* (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險（集團）公司) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * (上海久事（集團）有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

XI.	AGM AND CLASS MEETINGS

The AGM will be convened at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC (中國上海市長寧區空港三路99號東航實業集團有限公司輔樓二樓會議室 ) at 2 p.m. on Wednesday, 29 June 2022 to consider, and if thought fit, approve resolutions relating to, among others, (i) the Non-public Issuance of A Shares under the Specific Mandate; (ii) the connected transaction in relation to the proposed subscription of A Shares by CEA Holding; and (iii) the proposed amendments to the Articles. Details of the AGM and the resolutions to be proposed at the AGM are set out in the “Notice of 2021 Annual General Meeting” despatched on 13 May 2022 by the Company.

The H Shareholders Class Meeting and the A Shareholders Class Meeting will be convened at the Conference Room on Second Floor, CEA Development Co., Ltd., Auxiliary Building, No. 99 Konggang Third Road, Changning District, Shanghai, the PRC (中國上海市長寧區空港三路99號東航實業集團有限公司輔樓二樓會議室) at 2:30 p.m. on Wednesday, 29 June 2022 (or immediately after the conclusion or adjournment of the AGM which will be held at the same place and on the same date), to consider, and if thought fit, approve resolution relating to, among others, the Non-public Issuance of A Shares under the Specific Mandate. Details of the H Shareholders Class Meeting and the resolutions to be proposed at the H Shareholders Class Meeting are set out in the “Notice of H Shareholders Class Meeting” despatched on 13 May 2022 by the Company.

LETTER FROM THE BOARD

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which, together with its associates (including CES Finance and CES Global (both being wholly-owned subsidiaries of CEA Holding)) and Mr. Li Yangmin (a director of CEA Holding) held 10,651,418,795 shares of the Company in aggregate, representing approximately 56.43% of the issued share capital of the Company. Accordingly, CEA Holding, CES Finance, CES Global and Mr. Li Yangmin, who own shares of the Company, are required to abstain from voting in respect of resolutions 9, 10, 13, 14 and 17 set out in the “Notice of 2021 Annual General Meeting”, and CES Global, who owns H Shares, is required to be abstain from voting in respect of the resolutions 1, 2, 4, 5 and 6 set out in the “Notice of H Shareholders Class Meeting”. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding, CES Finance, CES Global or Mr. Li Yangmin;

(ii)

none of CEA Holding, CES Finance, CES Global or Mr. Li Yangmin was subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their respective shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between each of the beneficial shareholding interest of CEA Holding, CES Finance, CES Global and Mr. Li Yangmin in the Company as disclosed in this circular and the number of shares in the Company in respect of which each of them would control or would be entitled to exercise control over the voting right at the AGM and the Class Meetings.

The voting in relation to the Non-public Issuance of A Shares and the A Share Subscription Agreement will be conducted by way of poll.

XII.	RECOMMENDATION

Your attention is drawn to the “Letter from the Independent Board Committee” set out on page 30 of this circular which contains its recommendation to the Independent Shareholders, and the “Letter from the Independent Financial Adviser” set out on pages 31 to 51 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions to be proposed at the AGM and the Class Meetings.

Having taken into account the factors as disclosed in the section headed “Reasons for and Benefits of the Non-public Issuance of A Shares” above, the Directors (including the independent non-executive Directors, whose view is also set out in the “Letter from the Independent Board Committee” in this circular below which concurs with the view of the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the circular) are of the view that the resolutions to be proposed at the AGM and the Class Meetings are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends all the Shareholders and/or Independent Shareholders to vote in favour of all the resolutions to be proposed at the AGM and/or the Class Meetings (as the case may be).

LETTER FROM THE BOARD

XIII.	ADDITIONAL INFORMATION

Your attention is also drawn to the appendices to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

9 June 2022

To the shareholders of the Company

Dear Sir or Madam,

(1) PROPOSED NON-PUBLIC ISSUANCE

OF A SHARES UNDER SPECIFIC MANDATE; AND

(2) CONNECTED TRANSACTION IN RELATION TO THE PROPOSED

SUBSCRIPTION OF A SHARES BY CEA HOLDING

We refer to the circular of the Company dated 9 June 2022 (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used herein shall have the same meanings as those defined in the Circular.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on the connected transaction in relation to the proposed subscription of A Shares by CEA Holding, details of which are set out in the “Letter from the Board” in the Circular. Octal Capital Limited has been appointed as the Independent Financial Adviser with our approval to advise the Independent Board Committee and the Independent Shareholders in this regard.

We wish to draw your attention to the “Letter from the Board” set out on pages 5 to 29 of the Circular and the “Letter from the Independent Financial Adviser” set out on pages 31 to 51 of the Circular and the additional information set out in the appendices of this Circular.

Having taken into account, among other things, the principal factors and reasons considered by, and the advice of, the Independent Financial Adviser as set out in the “Letter from the Independent Financial Adviser” in the Circular, we concur with the view of the Independent Financial Adviser and consider that although the entering into of the A Share Subscription Agreement is not in the ordinary and usual course of business of the Company, the terms of the A Share Subscription Agreement (i) are fair and reasonable, (ii) are on normal commercial terms and (iii) are in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the resolution regarding the connected transaction in relation to the proposed subscription of A Shares by CEA Holding to be proposed at the AGM and/or the Class Meetings (as the case may be).

Yours faithfully, Cai Hongping Dong Xuebo Sun Zheng Lu Xiongwen Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice dated 9 June 2022 from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders prepared for the purposes of Chapter 14A of the Hong Kong Listing Rules and for inclusion in this circular in respect of the connected transaction in relation to the proposed subscription of A Shares by CEA Holding.

Octal Capital Limited 801–805, 8/F, Nan Fung Tower 88 Connaught Road Central Hong Kong

To the Independent Board Committee and the Independent Shareholders

9 June 2022

Dear Sirs,

CONNECTED TRANSACTION IN RELATION TO THE PROPOSED SUBSCRIPTION OF A SHARES BY CEA HOLDING

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the proposed subscription of A Shares by CEA Holding under the Non-public Issuance of A Shares, details of which are contained in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 9 June 2022 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

Reference is made to the announcement of the Company dated 10 May 2022 (the “Announcement”), where the Board considered and approved the Non-public Issuance of A Shares, pursuant to which the Company will issue not more than 5,662,332,023 A Shares (inclusive) to not more than 35 specific investors (inclusive) (including the CEA Holding, the controlling Shareholder) who meet the conditions required by the CSRC. The proceeds expected to be raised (before deducting relevant issuance expenses) will be not more than RMB15 billion (inclusive). Among which, CEA Holding intends to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash.

According to the proposal for the Non-public Issuance of A Shares, the Company and CEA Holding entered into the A Share Subscription Agreement on 10 May 2022, pursuant to which, in accordance with and subject to the terms and conditions under the A Share Subscription Agreement, the Company has agreed to allot and issue to CEA Holding and CEA Holding has agreed to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash (the “CEA Holding Subscription”).

As at the Latest Practicable Date, CEA Holding is the controlling Shareholder which holds approximately 56.43% of the total number of shares in issue of the Company, and therefore is a connected person of the Company under the Hong Kong Listing Rules. Thus, the CEA Holding Subscription constitutes a connected transaction of the Company and is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee (comprising Mr. Cai Hongping, Mr. Dong Xuebo, Mr. Sun Zheng and Mr. Lu Xiongwen being all of the independent non-executive Directors) has been formed in accordance with Chapter 14A of the Hong Kong Listing Rules to advise the Independent Shareholders on the CEA Holding Subscription.

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or CEA Holding or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders.

During the last two years, we were engaged as an independent financial adviser to the Company in respect of the continuing connected transactions in relation to (i) the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines Co., Limited to exclusively operate the passenger aircraft cargo business of the Company and its principal operating subsidiaries, details of which were stated in the circular of the Company dated 30 October 2020; (ii) the proposed non-public issuance of A shares of the company under specific mandate, details of which were stated in the circular of the Company dated 12 March 2021; and (iii) adjustment to the annual caps for the continuing connected transaction of the exclusive operation of passenger aircraft cargo business, details of which were stated in the circular of the Company dated 23 July 2021 (the “Previous Engagements”). Under the Previous Engagements, we were required to express our opinion on and give recommendation to the Independent Board Committee and the Independent Shareholders in respect of the relevant transactions.

Apart from normal professional fees paid or payable to us in connection with the Previous Engagements and this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Group, CEA Holding or any of their respective associates. Accordingly, we consider ourselves eligible to act as the independent financial adviser to the Company under the requirements of the Hong Kong Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and the management of the Company on the terms of the CEA Holding Subscription, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information, among other things, (i) the A Shares Subscription Agreement; (ii) the annual reports of the Company for each of the two years ended 31 December 2020 and 31 December 2021; (iii) other information as set out in the Circular; and (iv) relevant market data and information available from public sources, to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company, CEA Holding and their respective associates nor have we carried our any independent verification of the information supplied to us.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

1.	Background of the Group and CEA Holding

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests invested and formed by the state in CEA Holding and its invested entities.

As at the Latest Practicable Date, the controlling shareholder and the actual controller of CEA Holding is SASAC, and, CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited* (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險（集團）公司) and is ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd.* (上海久事（集團）有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and is ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

2.	Historical financial performance and prospects of the Group

The summary of the consolidated financial information of the Group prepared in accordance with International Financial Reporting Standards (“IFRS”) for the years ended 31 December 2019 (“FY2019”), 2020 (“FY2020”) and 2021 (“FY2021”) as extracted from the annual reports of the Company for FY2020 and FY2021 (the “2021 Annual Report”) respectively are set out as follows:

	For the year ended 31 December
	2019	2020	2021
	(audited)	(audited)	(audited)
	RMB’ million	RMB’ million	RMB’ million
Total revenue	120,986	58,727	67,127
Operating profit/(loss)	10,081	(13,840)	(13,518)
Net profit/(loss) attributable to owners of the Company	3,192	(11,836)	(12,214)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

	As at 31 December
	2019	2020	2021
	(audited)	(audited)	(audited)
	RMB’ million	RMB’ million	RMB’ million
Non-current Assets	265,442	262,152	260,880
Current Assets	19,743	22,498	27,910
— Cash and cash equivalents	1,350	7,651	12,950
— Restricted bank deposits and short-term bank deposits	6	12	12
Total Assets	285,185	284,650	288,790

Current Liabilities	78,363	99,808	85,891
— Current portion of borrowings	25,233	57,150	44,999
Non-current Liabilities	134,176	125,688	145,747
— Borrowings	26,604	30,745	50,792
Total Liabilities	212,539	225,496	231,638

Net Current Liabilities	(58,620)	(77,310)	(57,981)
Total Equity	72,646	59,154	57,152
Equity attributable to the equity holders of the Company	69,008	56,249	53,615

Gearing Ratio (Total Liabilities/Total Assets)	74.5%	79.2%	80.2%
Current Ratio	0.25	0.22	0.32

Financial Performance of the Group

As regards to the financial performance of the Group, the total revenue of the Group for FY2020 and FY2021 has dropped significantly as compared to FY2019 due to the adverse effect of the strike of COVID-19. The traffic revenue, accounting for approximately 94.4%, 92.1% and 93.0% of the Group’s total revenue throughout FY2019, FY2020 and FY2021 respectively, exhibited a significant decrease from approximately RMB114,242 million for FY2019 to approximately RMB54,110 million for FY2020 and slightly rebounded to approximately RMB62,414 million for FY2021.

The Company recorded net profit attributable to equity holders of the Company amounted to approximately RMB3,192 million for FY2019 and net loss attributable to equity holders of the Company amounted to approximately RMB11,836 million and RMB12,214 million for FY2020 and FY2021 respectively. The Company recorded net loss for FY2020 and FY2021 was mainly due to decrease in revenue from passenger traffic revenue due to the outbreak of COVID-19.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial Position of the Group

As regards to the financial position of the Group, as at 31 December 2021, the major assets of the Group include (i) right-of-use assets which primarily consisted of the aircrafts, engines and flight equipment under finance leases and operating leases of the Group and amounted to approximately RMB126,875 million; (ii) property, plant and equipment which primarily consisted of the self-owned aircrafts, engines and flight equipment of the Group and amounted to approximately RMB93,242 million, which together accounted for approximately 77.2% of the total assets of the Group. The cash and cash equivalents and bank deposits (including restricted bank deposits and short-term bank deposits) amounted to approximately RMB12,962 million as at 31 December 2021.

Throughout the financial years ended 31 December 2020 and 2021, the Group maintained a net current liability position and such position been slightly improved from approximately RMB77,310 million (current ratio of approximately 0.22 times) as at 31 December 2020 to approximately RMB57,981 million (current ratio of approximately 0.32 times) as at 31 December 2021. The gearing ratio, calculated as total liabilities divided by total assets, was approximately 80.2% as at 31 December 2021 as compared to approximately 79.2% as at 31 December 2020, mainly due to increasing in total borrowings from approximately RMB87,895 million as at 31 December 2020 to approximately RMB95,791 million as at 31 December 2021. In respect of the borrowings as at 31 December 2021, approximately RMB44,999 million are regarded as current portion and are required to be repaid or settled within one year, which mainly consist of short-term bank borrowings of approximately RMB37,614 million.

The Group recorded net asset value (“NAV”) attributable to shareholders of the Company prepared in accordance with IFRS was approximately RMB53,615 million as at 31 December 2021. The NAV per share of the Company (including the A Shares and the H Shares) (the “Share(s)”) under IFRS was approximately RMB2.84 as at 31 December 2021 (the “IFRS NAV per Share”), calculated by dividing the NAV attributable to the Shareholders under IFRS of approximately RMB53,615 million by the number of A Shares and H Shares in issue as at 31 December 2021, representing a decrease of approximately 17.2% from that as at 31 December 2020.

3.	Background of and Reasons for the CEA Holding Subscription

Overview of the aviation industry of the PRC and performance of the Group during FY2021

With reference to the 2021 Annual Report, global economy was affected by the spread of mutant viruses of COVID-19 such as Delta and Omicron while it was in the process of recovery, such that the momentum of recovery was weakened. The overall COVID-19 situation in China has remained relatively stable, but it has shown a trend of local clustering and multipoint dispersion. According to a report released by the International Air Transport Association (IATA) in October 2021, the decline in global aviation industry has slowed down in 2021. The passenger load factor recovered to 67.2% in 2021, increased 2.4% as compared to 2020. Meanwhile, in 2021, the total traffic volume of the entire industry in China amounted to 85,700 million tonne-kilometres; passenger traffic volume amounted to 440 million; cargo and mail traffic volume amounted to 7,320,000 tonnes, representing an increase of 7.3%, 5.5% and 8.2% as compared to 2020, respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In 2021, the Group completed a total transport turnover of 13,047 million tonne-kilometres, a passenger traffic volume of 79,099 thousand passengers, and recorded the revenue of approximately RMB67,127 million, representing an increase of 11.5%, 6.0% and 14.3% respectively compared with 2020. Affected by factors such as the rise in international oil prices, operating expenses increased by approximately RMB8,459 million compared with 2020. The net loss attributable to shareholders of the Company in 2021 was approximately RMB12,214 million, representing an increase of approximately RMB378 million compared with that of 2020. Having considered the uncertain impact of COVID-19 on the business of the Group in the international and domestic economics and the aviation industry, in particular, the status of border control and related travel restrictions, the Group has continued to explore various means of fund raising activities to satisfy its working capital requirement and to enhance the Group’s financial resilience against industry risks.

The need in easing the Group’s cash flow pressure and to support the Group’s working capital requirements

We noted from the 2021 Annual Report that, as at 31 December 2021, the Group possessed cash and cash equivalents of approximately RMB12,950 million. As discussed with the management of the Company, the Group had current portion of borrowings of approximately RMB44,999 million which is due within one year as at 31 December 2021 and the Group is actively negotiating with the borrowers to renew the borrowing terms. Considering that the aforementioned uncertainties in the aviation industry may continue to affect the financial performances of the Group in the short-term, the Company considers, and we concur with the Company that, there is an on-going financing need to maintain sufficient liquidity cushion to support its working capital requirements and meeting its interest bearing liabilities.

Other fund raising methods available to the Company

As advised by the Company, other than the Non-public Issuance of A Shares, the Company considered the feasibility of other fundraising methods such as debt financing from bank or money lenders and other forms of equity financing to raise sufficient funding to finance its aircraft introduction projects and supplement its working capital.

For debt financing from banks or money lenders, the Company considered that it will incur additional interest expenses and leverage on the Group, which would worsen the gearing level and the liquidity position of the Group and be contradictory to the Company’s original intentions of fundraising as compared to the Non-public Issuance of A Shares. As advised by the Company, the average interest rate of the Group’s bank borrowing is approximately 3.57%. If the gross proceeds to be raised from the Non-public Issuance of A Shares (i.e. RMB15 billion) is raised by bank borrowing, the Company will incur an additional interest expenses of approximately RMB536 million per year. Further, debt financing from banks or money lenders may also be subject to lengthy due diligence and internal risk assessment by banks or money lenders. As advised by the Company, the banks and money lenders will take at least three months to assess the borrowing application. Under such circumstances, the debt financing from banks or money lenders is not a preferable choice.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As for equity financing, the Company advised us that they have also considered public and non-public issuance of A Shares and H Shares. However, with reference to Article 10 of Measures for the Supervision and Administration of State-owned Equity of Listed Companies in China (《上市公司國有股權監督管理辦法》 ) (SASAC, Ministry of Finance, and CSRC Order No. 36), the changes in state-owned shares of listed companies should be reasonably priced taking into account factors such as the price of publicly traded shares in the stock market, the price of comparable companies’ shares and the net assets per share for the subscription of A Shares and H Shares. As the Company is a state-controlled listed company, the Board shall refer to the provisions of the abovementioned article and use no less than the net asset per share as the pricing basis in equity financing. For the purpose of the compliance of the relevant governmental regulations of the Non-public Issuance of A Shares, the net assets per share attributable to ordinary shareholders of the Company prepared in accordance with China Accounting Standards for Business Enterprises (“CAS”) as at the end of the most recent period prior to the Pricing Benchmark Date (i.e. 31 December 2021) would be used as the benchmark. Meanwhile, the average trading price of the H Shares and A Shares during the 20 consecutive trading days immediately preceding the publication date of the Announcement (i.e. 10 May 2022) (the “Announcement Date”) was approximately HK$2.63 per H Share (equivalent to approximately RMB2.25 per H Share) and RMB4.71 per A Shares respectively. The net assets per share attributable to the Shareholders prepared in accordance with CAS as at the 31 December 2021, calculated by dividing the NAV attributable to the Shareholders under CAS as at 31 December 2021 of approximately RMB51,373 million by the number of A Shares and H Shares in issue as at 31 December 2021, was RMB2.72 per Share (the “CAS NAV per Share”), while the IFRS NAV per Share was RMB2.84. The difference between the CAS NAV per Share and IFRS NAV per Share was mainly due to the recognition and measurement of the fair values of the acquisition costs and identifiable assets and liabilities of Shanghai Airlines Co., Limited acquired are different under IFRS and CAS, which resulted in a difference in the intangibles/goodwill recognised arising from the acquisition of approximately RMB2,242 million. The average trading price of H Shares represented a discount of 20.8% to the CAS NAV per Share while the average trading price of A Shares represented a premium of approximately 65.8% over the CAS NAV per Share. As such, the issuance of H Shares is not viable under the regulatory requirements of the CSRC.

As for the issuance of A shares under the public channel and the non-public channel, the Company has taken into account the regulatory requirement set forth in “Regulatory Requirements for Guiding and Regulating the Financing Behavior of Listed Companies (Revised Edition)” (《關於引導規範上市公司融資行為的監管要求（修訂版）》 ) published by the CSRC on 14 February 2020, where a listed company conduct fundraising through means other than non-public issuance or placement of shares and preferred shares or issuance to designated persons assigned by the board of directors, the proportion used in supplement of working capital and debt repayment shall not exceed 30% of the total amount of funds raised. Taking into account the Company’s intention to use RMB4.5 billion of the net proceeds to be raised from the Non-public Issuance of A Shares in supplement of working capital, representing 30% of the total net proceeds to be raised from the Non-public Issuance of A Shares, issuance of A shares under the public channel will reduce the flexibility of the Company to utilise the net proceeds to be raised from the Non-public Issuance of A Shares.

Having considered the above, the Company considers that the Non-public Issuance of A Shares is an appropriate fundraising method for the Group. Based on the foregoing, after considering (i) the existing gearing ratio and borrowings of the Group; (ii) the regulatory requirements in relation to changes in state-owned shares of listed companies; and (iii) other less favourable fundraising alternatives as compared to the Non-public Issuance of A Shares, we concur with the Company that the Non-public Issuance of A Shares is a more desirable fundraising approach for the Group to finance its projects, improve its financial position and also avoid incurring interest expenses.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Intention of the controlling Shareholder in the long-term development of the Group

As set out in the Letter from the Board, it is CEA Holding’s intention to provide support to the Group under the current market environment of the civil aviation industry through the subscription of the Non-public Issuance of A Shares, which indicates its confidence in the future development of the Group in the long-term. As at 31 December 2021, the total liabilities and the total equity of the Group under IFRS were approximately RMB231.6 billion and RMB57.2 billion respectively, thus the debt to equity ratio (the “D/E Ratio”) of the Group as at 31 December 2021 was approximately 4.0 times. Assuming CEA Holding subscribed for the A Shares in the amount of RMB5 billion under the Non-public Issuance of A Shares, the total equity of the Group will increase by RMB5 billion to approximately RMB62.2 billion. Hence, the D/E Ratio of the Group will decrease to approximately 3.7 times which could reduce the financial risk of the Group. We noted from the previous fund-raising exercise of the Group that CEA Holding has been supporting the Group for its long-term development. For instance, the Group completed the non-public offering of 2,494,930,875 A shares to CEA Holding in November 2021 satisfying the Group’s capital needs for its business development and CEA Holding has unconditionally and irrevocably guaranteed the due payment and performance of certain ten-year guaranteed bonds issued by the Company. Having considered that (i) the D/E Ratio of the Group will be improved if CEA Holding subscribed for the A Shares in the amount of RMB5 billion under the Non-public Issuance of A Shares; (ii) the net proceeds to be raised from the Non-public Issuance of A Shares will be used to introduce new aircrafts which will expand the fleet size of the Group and improve the air transportation capacity; and (iii) the remaining net proceeds to be raised from the Non-public Issuance of A Shares will be used to supplement the working capital of the Group, which could increase the available cash for the Group to fulfill its commitments, we are of the view that the support from CEA Holding in satisfying the capital needs of the Group is conducive to the Group in optimising its capital structure, reducing financial risks and strengthening the core competitiveness of its principal business.

Use of proceeds

As set out in the Letter from the Board, the net proceeds to be raised from the Non-public Issuance of A Shares (after deducting relevant issuance expenses) will be not more than RMB15 billion (including those from the CEA Holding Subscription). The net proceeds would be utilised as to (i) RMB10.5 billion for introducing 38 aircrafts; and (ii) RMB4.5 billion for supplementing the Group’s working capital. The Company intends to introduce 38 aircrafts including four C919 aircrafts, 24 ARJ21-700 aircrafts, six A350-900 aircrafts and four B787-9 aircrafts.

We have discussed with the management of the Company and reviewed the feasibility report as set out in Appendix I to the Circular and noted that the total investment cost of the 38 aircrafts will be approximately USD4,382 million (equivalent to approximately RMB28,930 million) based on the catalogue price of the aircrafts. The actual contractual price of the 38 aircrafts payable by the Company shall be determined by arm’s length negotiation and may be lower than the catalogue prices. The Company intends to pay RMB10,500 million for the partial settlement of the price of the 38 aircrafts by the proceeds from the Non-public Issuance of A Shares and pay the remaining amount by the Company’s own funds or through other financing channels such as bank loans, finance leasing and self-raised funds. The 38 aircrafts introduced are scheduled for delivery during the years from 2022 to 2024.

We understood from the 2021 Annual Report that the Group has continued to carry out its vision of green development and has been optimising its fleet structure in recent years. In 2021, the Group introduced a total of 33 aircrafts of major models and retired a total of 6 aircrafts. As of the end of 2021, the Company operated a modernized fleet comprised of 758 passenger aircrafts, including six business aircrafts, with an average fleet age of 7.7 years for the major models. With the introduction of A350-900 and B787-9 aircraft, the Company is able to further reduce the average fleet age and keep its fleet age structure young, which is lower than the average fleet age of the other two major airlines in the PRC which ranged from 8.0 years to 8.2 years in 2021.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Set out below are the total investment costs for each model of the 38 aircrafts:

Aircraft model	No. of aircrafts	Catalogue price for each aircraft	Total price
		(RMB million)	(RMB million)
C919	4	653	2,612
ARJ21-700	24	251	6,024
A350-900	6	2,095	12,570
B787-9	4	1,931	7,724
	Total investment costs (RMB million)		28,930

The major investment of the aircrafts will be on A350-900 which is a new aircraft with a body made of new materials able to reduce the weight of the aircraft, thereby enhancing cost-effectiveness of aircraft and minimize its maintenance needs. It can also achieve maximum aerodynamic efficiency, reduce resistance and fuel consumption through the improvement of load of the aircraft wings. The flying range of A350-900 aircraft is up to 7,026 nautical miles and has large number of seats. Besides, the Company proposed to introduce the B787-9 aircraft, being the second largest portion of the total investment cost of the entire introduction of new aircraft plan. The technologically advanced B787-9 aircraft has superb performance in aspects such as materials, engines, pneumatic design and system. The flying range of B787-9 aircraft is up to 7,230 nautical miles. The performance of A350-900 and B787-9 aircrafts can fulfil the demand of long-haul flight operation and long-haul wide-body aircraft fleet expansion of the Company which is suitable for point-to-point market operation of long-haul routes and effectively supplements hub markets. C919 is a medium and short-range single-aisle civil aircraft and is designed mainly to meet the domestic and foreign market needs of mass to medium traffic volume and suitable for “point-to-point” domestic flights and short-haul international flights. ARJ21-700 aircraft is also a medium and short-range regional civil aircraft. The introduction of C919 and ARJ21-700 aircrafts could support the domestic flights and short-haul international flights of the Group.

Having considered the above, we concur with the view of the Board that the introduction of the 38 new aircrafts could (i) facilitate the expansion of fleet size and optimization of fleet structure of the Company; (ii) improve the Company’s air transportation capacity and ensure the sound development of the Company’s business, and promote the smooth implementation of the Company’s strategy; and (iii) the newly introduced aircrafts will replace certain aircrafts of old models, which could modernize the aircraft fleet and effectively reduce fuel consumption and maintenance costs thereby enhancing the profitability and core competence of the Company. Further, the aircrafts proposed to be introduced will be included in the current aircraft fleet of the Company for unified allocation and management.

At the same time, apart from the introduction of the new aircrafts, the remaining proceeds from the Non-public Issuance of A Shares will be used to supplement the Group’s working capital. As at 31 December 2021, the Group had cash and cash equivalents of approximately RMB12,950 million. The proceeds from the Non-public Issuance of A Shares after deducing the amount to be used to pay for the 38 new aircrafts will be approximately RMB4,500 million.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As we noted from the 2021 Annual Report, among the current liabilities, interest-bearing liabilities (short-term bank borrowings, super short-term debentures, long-term bank borrowings due within one year, bonds due and payable within one year and lease liabilities due within one year) amounted to approximately RMB60,314 million with net current liabilities of approximately RMB57,981 million as at 31 December 2021. The proceeds from the Non-public Issuance of A Shares can replenish the working capital of the Group thereby improving its financial and liquidity position while it can also enable the Company to flexibly and prudently arrange funds for fulfilling its commitment and repayment for loans with higher interest rates. This could avoid over reliance on borrowings of the Group which would increase the financing costs of the Company and have an adverse impact on the business, operating results and financial condition of the Group. Thus, we concur with the view of the Board that the remaining proceeds can enrich the Company’s working capital and improve the capital strength, risk-resistance capability and subsequent financing capability of the Company.

Having considered the above, we are of the view that there is a reasonable commercial rationale for the CEA Holding Subscription under the Non-public Issuance of A Shares and therefore the CEA Holding Subscription under the Non-public Issuance of A Shares are in the interests of the Company and Shareholders as a whole.

4.	Principal terms of the A Share Subscription Agreement

The terms of the A Share Subscription Agreement are same as the proposed Non-public Issuance of A Shares. The major terms and conditions of the proposed Non-public Issuance of A Shares are set out as follows:

Type and par value of shares to be issued:	A Shares denominated in RMB, with par value of RMB1.00 each

Method and time of issuance:	Non-public issuance of A Shares by the Company to the specific Subscriber at an appropriate timing within the validity period upon obtaining the approval of the CSRC

Subscriber:	Not more than 35 specific investors (inclusive) (including CEA Holding) who meet the conditions required by the CSRC. Among which, CEA Holding intends to subscribe for A Shares in the amount of not less than RMB5 billion under the Non-public Issuance of A Shares in cash.

Pricing Benchmark Date, pricing principles and issue price:	The Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the first day of the issuance period of the Non-public Issuance of A Shares.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The issue price of the Non-public Issuance of A Shares shall not be lower than 80% of the average trading price of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date (excluding the Pricing Benchmark Date, the same below), and the Company’s audited net assets per share attributable to ordinary shareholders of the parent company as at the end of the most recent period prepared in accordance with CAS prior to the Pricing Benchmark Date, whichever is higher (i.e. the “base issue price”, with two decimal places according to the “round up method”). The average trading price of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date = the total trading value of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date/the total trading volume of A Shares in the 20 Shanghai Trading Days prior to the Pricing Benchmark Date.

Number of shares to be issued:	The number of shares to be issued under the Non-public Issuance of A Shares will not exceed 5,662,332,023 shares, representing:

(i) approximately 41.34% of the Company’s existing A Shares in issue and approximately 30.00% of its existing total share capital in issue as of the Latest Practicable Date; and

(ii) approximately 29.25% of the Company’s enlarged A Shares in issue and approximately 23.08% of its enlarged total share capital in issue upon completion of the Non-public Issuance of A Shares.

Amount and use of proceeds:	The gross proceeds to be raised from the Non-public Issuance of A Shares (before deducting relevant issuance expenses) will be not more than RMB15 billion. After deducting relevant issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares are intended to be used in the following projects:

No.	Name of items	Proposed amount of proceeds to be applied
		(RMB billion)
1	Introducing 38 aircrafts	10.50
2	Supplementing the working capital	4.50
Total		15.00

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

After receiving the proceeds from the Non-public Issuance of A Shares, if the actual amount of net proceeds is less than the above proposed amount of proceeds to be applied, the Board or its authorized persons will, based on the actual amount of net proceeds and subject to relevant laws and regulations, within the scope of the above projects to be funded with the proceeds, adjust and finally determine the specific projects, priority and specific amount of proceeds to be applied to each project according to actual circumstances such as the progress of the projects to be funded with the proceeds and funding requirements. The insufficient portion of proceeds will be funded by the Company’s own funds or through other financing channels.

In order to ensure the smooth progress of projects to be funded with the proceeds and safeguard the interests of all Shareholders, before receiving the proceeds from the Non-public Issuance of A Shares, the Company may invest in the projects with self-raised funds according to the actual circumstances of the projects to be funded with the proceeds and replace such funds in accordance with relevant laws and regulations after receiving the proceeds.

Lock-up period:	Upon completion of the Non-public Issuance of A Shares, the shares subscribed by CEA Holding under the Non-public Issuance of A Shares shall not be transferred within eighteen (18) months from the date of completion of the issuance, and the shares subscribed by other subscribers under the Non-public Issuance of A Shares shall not be transferred within six (6) months from the date of completion of the issuance. Shares derived from the grant of bonus shares, allotment of shares or conversion of capital reserve into share capital by the Company for the shares under the Non-public Issuance of A Shares obtained by the subscribers shall also comply with the above lock-up arrangement. Upon expiration of the lock-up period, the transfer and trading of the shares subscribed by the subscribers under the issuance shall be handled in accordance with the then effective laws and regulations and the rules of the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has promulgated new rules or requirements for the above lock-up period arrangement, the above lock-up period arrangement shall be revised in accordance with the new rules or requirements of the CSRC or the Shanghai Stock Exchange and implemented accordingly.

Validity period of the resolutions of Non-public Issuance of A Shares:	Twelve (12) months from the date on which relevant resolutions are considered and approved at the AGM and the Class Meetings.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For details of the Non-public Issuance of A Shares and the A Share Subscription Agreement, please refer to the Letter from the Board.

(i)	Review of the performance of the A Share price

We have analysed the historical closing price of the A Shares during the past twelve months and up to the Latest Practicable Date. The following share price chart of the Company illustrates the daily closing price of the A Shares as quoted on the Shanghai Stock Exchange, including a comparison with the Shanghai Stock Exchange Composite Index (the “SSE Composite Index”), during the period commencing from 1 May 2021 up to the Latest Practicable Date (the “Historical Price Period”), being a period covering one year which we consider a reasonable and sufficient period to provide a general and fair overview of the recent trend of the closing price of the A Shares free from the influence of, if any, short term market volatility when assessing the issue price:

Share Price Performance
Share Price (RMB)
SSE Composite Index (Point)
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
4,000
3,800
3,600
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
1/5/2021
1/6/2021
1/7/2021
1/8/2021
1/9/2021
1/10/2021
1/11/2021
1/12/2021
1/1/2022
1/2/2022
1/3/2022
1/4/2022
1/5/2022
1/6/2022
publication of interim report for the six months ended 30 June 2021 application for the non-public issuance of A Share approved by the Issuance Review Committee of the China Securities Regulatory Commission
publication of third quarterly report for the three months ended 30 September 2021 publication of annual performance pre-loss announcement
publication of 2021 Annual Report
Announcement Date
Reference Issue Price
IFRS NAV per Share
CAS NAV per Share
Closing Price of A Shares
SSE Composite Index

Source: Shanghai Stock Exchange (http://english.sse.com.cn/)

The A Share price during the Historical Price Period:

The A Shares were generally traded within a range between RMB4.5 and RMB5.5 per A Share during the Historical Price Period, which accounted for 201 trading days out of a total of 262 trading days (approximately 76.7%) during the Historical Price Period. Meanwhile, the highest closing price of the A Shares was RMB6.11 per A Share on 10 February 2022 and the lowest closing price of the A Shares was RMB4.32 per A Share on 6 August 2021. The A Share price showed fluctuation along the average closing prices of the Historical Price Period of approximately RMB5.01 per A Share. The performance of the A Shares was generally in line with the SSE Composite Index during the Historical Price Period.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The closing price of the A Shares was RMB5.2 per A Share at the beginning of the Historical Price Period and the closing price per A Shares as at the Announcement Date was RMB4.6, representing a decrease of approximately 11.5%; whereas the SSE Composite Index decreased by approximately 11.8% during the same period. During the first three months of the Historical Price Period, the closing prices of the A Share dropped to its lowest level at RMB4.32 per A Share recorded on 6 August 2021. The closing prices of the A Shares subsequently showed fluctuation within the range between RMB4.32 and RMB5.18 per A Share from August to December 2021. After its fluctuation from August to December 2021, the closing prices of the A Shares started to exhibit a general increasing trend from early January 2022. The closing prices of the A Shares reached its highest level at RMB6.11 per A Share on 10 February 2022. Following the publication of annual performance pre-loss announcement, the closing prices of the A Shares then experienced a declining trend during mid-February to late March 2021 and dropped to RMB4.68 per A Share on 31 March 2021, which was followed by a short rebound during early to mid-April 2022 after the publication of 2021 Annual Report. Subsequently, the A Share price experienced another decline in late April 2022 and closed at its lowest price in year 2022 at RMB4.49 per A Share on 26 April 2022 and it generally traded within a narrow band between RMB4.49 to RMB4.82 per A Share since then and up to the Latest Practicable Date.

Under the pricing principles of the Non-public Issuance of A Shares (the “Pricing Principles”), the Pricing Benchmark Date of the Non-public Issuance of A Shares shall be the first day of the issuance period of the Non-public Issuance of A Shares which is yet to be determined. For the purpose of our analysis, assuming the Pricing Benchmark Date is the Announcement Date (i.e. 10 May 2022), the issue price would be at least RMB3.77 per A Share (the “Reference Issue Price”), being the 80% of the average trading price of the A Shares in the 20 Shanghai Trading Days prior to the Announcement Date (excluding the Announcement Date).

The Reference Issue Price of RMB3.77 per A Share represents:

(i)	a discount of approximately 18.0% to the closing price of the A Shares of RMB4.60 per A Share on the Announcement Date;

(ii)	a discount of approximately 18.0% to the average closing price of approximately RMB4.60 per A Share for the last five consecutive trading days immediately prior to and including the Announcement Date;

(iii)	a discount of approximately 18.2% to the average closing price of approximately RMB4.61 per A Share for the last ten consecutive trading days immediately prior to and including the Announcement Date;

(iv)	a discount of approximately 20.0% to the average closing price of approximately RMB4.71 per A Share for the last 20 consecutive trading days immediately prior to and including the Announcement Date;

(v)

a discount of approximately 21.0% to the average closing price of approximately RMB4.77 per A Share for the last 30 consecutive trading days immediately prior to and including the Pricing Benchmark Date;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(vi)	a premium of approximately 32.7% over the IFRS NAV per Share of approximately RMB2.84 per Share based on the latest audited results of the Company as at 31 December 2021;

(vii)	a premium of approximately 38.6% over the CAS NAV per Share of approximately RMB2.72 per Share based on the latest audited results of the Company as at 31 December 2021; and

(viii)	a discount of approximately 20.1% to the closing price of RMB4.72 per Share on the Latest Practicable Date.

Having consider that (i) the Pricing Principles were determined in compliance with the regulatory requirements in relation to changes in state-owned shares of listed companies set forth by the CSRC; (ii) the discount to the closing price of A Share limited to approximately 20%; and (iii) the Reference Issue Price representing a premium over the IFRS NAV per Share and the CAS NAV per Share, we consider the Pricing Principles are acceptable. Investors should also consider our analysis below to assess the fairness and reasonableness of the Issue Price.

(ii)	Comparison with other non-public A shares issuances

Pursuant to the decisions (the “New Decisions”) announced by the CSRC on 14 February 2020, namely “Decision on Amending the Administration Measures on Securities Issuance of Listed Companies”(《關於修改〈上市公司證券發行管理辦法〉的決定》 ) and the “Decision on Amending the Implementation Rules for the Non-public Issue of Shares by Listed Companies”(《關於修改〈上市公司非公開發行股票實施細則〉的決定》 )(中國證監會公告[2020]11 號), in which, among others, the issue price of A shares under non-public issuance of A shares is adjusted from not less than 90% to not less than 80% of the average trading price of the company’s shares during the 20 trading days preceding the pricing benchmark date (the “Revised Pricing Criteria”).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

After taking into account the above and in light of the A Shares being listed on the Shanghai Stock Exchange, we have compared the terms of the Non-public Issuance of A Shares against those of similar non-public issuance of A shares (the “Transaction Comparable(s)”) proposed by companies listed on both (i) the Hong Kong Stock Exchange and (ii) either the Shenzhen Stock Exchange or Shanghai Stock Exchange from 1 May 2021 up to the Latest Practicable Date. We consider comparison of the terms of the Transaction Comparables and that of the CEA Holding Subscription (in particular the pricing mechanism and the lock up period) to be fair and representative. To the best of our knowledge, we have identified five Transaction Comparables, which represent an exhaustive list under the above selection criteria and we consider the sample size is sufficient to reflect the adoption of the new implementation rules based on the New Decisions and the recent market practices. Summarised below are our relevant findings:

No.	Company Name	Announcement Date	Additional basis for A Shares issue price (other than the Revised Pricing Criteria)	Issue price	Premium/ (discount) to the average trading price in 20 trading days preceding the pricing benchmark date	Subscriber	Lock-up period
(RMB)

1	Flat Glass Group Co.,Ltd. (6865.HK) (601865.SH)	1 June 2022	N/A	Not Specified	N/A(Note 1)	no more than 35 specific investors	6 months
2	Central China Securities Co., Ltd. (1375.HK) (601375.SH)	29 April 2022	N/A	Not Specified	N/A(Note 1)	no more than 35 specific investors	36 months for target subscribers holding 5% or more of the total issued shares and 6 months for other subscribers
3	Tianjin Capital Environmental Protection Group Company Limited (1065.HK) (600874.SH)	22 November 2021	Not lower than the respective company’s audited net asset value per share	Not Specified	N/A(Note 1)	no more than 35 specific investors	6 months
4	China Southern Airlines Company Limited (1055.HK) (600029.SH)	29 October 2021	N/A	Not Specified	N/A(Note 1)	A connected party	36 months
5	Shanghai Pharmaceuticals Holding Co., Ltd. (2607.HK) (601607.SH)	12 May 2021	Not lower than the respective company’s audited net asset value per share	16.87	(20%)	A connected party and a strategic cooperate partner	36 months
	The Company (670.HK) (600115.SH)	10 May 2022	Not lower than the Company’s most recent audited net asset value per share	Not Specified	N/A(Note 1)	no more than 35 specific investors (including CEA Holding)	18 months for CEA Holding and 6 months for other subscribers

Source: Hong Kong Stock Exchange (http://www.hkex.com.hk/)

Note

1.	As at Latest Practicable Date, the non-public issuance of A-Share has not yet completed and no issue price was determined.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on our review, we noted that the basis for issue price for the Transaction Comparables basically follow the New Decisions, which requires that the issue price to be not less than 80% of the average trading price of the A shares during the 20 trading days preceding the pricing benchmark date. Except for the Revised Pricing Criteria, we noticed that the pricing mechanism of two out of five Transaction Comparables included additional pricing basis, being the latest audited net asset value per share, representing the minimum issue price in the event that the market price of A shares trades below their net asset value per share.

In respect of the lock-up period of the Transaction Comparables, transaction no. 2 involved a lock-up period of 36 months for target subscribers holding 5% or more of the total issued shares and six months for other subscribers while transaction no. 1 and no. 3 involved a lock-up period of six months for all subscribers. For transactions no. 4 and no. 5, they both involved subscriptions by connected person and it had a longer lock-up period of 36 months. Transaction no. 5 also involved a subscription by a strategic cooperate partner who subscribed for more than 18% of the enlarged issued shares of Shanghai Pharmaceuticals Holding Co., Ltd. and such subscription was also subject to a lock-up period of 36 months.

The A Shares to be subscribed by CEA Holding under the Non-public Issuance of A Shares shall be subject to a lock-up period (the “CEA Holding Lock-up Period”) of 18 months from the date of completion of the issuance of the A Shares. The CEA Holding Lock-up Period is longer than the lock-up period requirement of subscriptions by subscribers who were independent third parties of the Transaction Comparables and it fulfilled the regulatory requirements of the 18-month lock-up period. Therefore, we are of the view the CEA Holding Lock-up Period is no less favourable than those of the Transaction Comparables and it represents CEA Holding’ faith in the future development of the Group and its long-term commitment in the Group. On the other hand, the lock-up period requirement for the other subscribers who are independent third parties under the Non-public Issuance of A Shares is six months which is comparable to that of the Transaction Comparables.

Based on the above, we consider that the terms of the A Share Subscription Agreement are no less favourable than those of the Transaction Comparables.

(iii)	Comparison with Industry Comparables

In order to assess the fairness and reasonableness of the Reference Issue Price, we have considered price-to-earnings multiple (the “P/E Ratio”) analysis and Price-to-book multiple (the “P/B Ratio”) analysis. P/B Ratio is one of the most common approaches adopted by the investment community in valuing entities with positive net asset value. As the Group has recorded net loss attributable to owners of the Company, P/E Ratio is therefore not applicable. As an alternative to the P/E Ratio analysis, we have considered price-to-operating-cashflows (the “P/OCF Ratio”) analysis. As the operating cashflows measure the amount of cash generated by a company under normal business operation, it represents the profitability of a company which has excluded large non-cash expenses such as depreciation and its ability to generate sufficient cashflow to maintain its operation. Since the companies in the aviation industry are usually asset-heavy with self-owned aircrafts, engines and flight equipment and right-of-use assets of leased aircraft with large value of depreciation, we consider that the level of the operating cashflows would be a good alternative to reveal the profitability and operational efficiency of an entity and thus the P/OCF Ratio would be an appropriate multiple in valuing entities in the aviation industry. Given that (i) the Group is engaged in the operation of civil aviation passenger transport which is capital-intensive in nature; and (ii) the Group has recorded positive cashflow from operating activities, we considered that the P/B Ratio and the P/OCF Ratio are appropriate parameters for evaluating the valuation of entities in the aviation industry.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered that the Company is principally engaged in the operation of civil aviation passenger transport and related businesses in the PRC and A Shares are to be issued under the Non-public Issuance of A Shares, we have independently performed research to identify comparable companies which are: (i) principally engaged in the aviation industry in the PRC and Hong Kong, that is, more than 50% of their revenue generated from operation of civil aviation passenger transport and related business in the latest financial year; (ii) loss making in the latest financial year similar to the financial results of the Group; (iii) having net cash inflow from operating activities in the latest financial year; and (iv) listed either in the Shenzhen Stock Exchange, the Shanghai Stock Exchange or the Hong Kong Stock Exchange. To the best of our knowledge, we have identified five companies (the “Industry Comparable(s)”), which set forth in the table below an exhaustive list under the above criteria:

Company Name	Market Capitalisation as at the Announcement Date(Note 1)		Net Asset Value(Note 2)	Operating Cash Flow(Note 3)	P/B Ratio(Note 4)	P/OCF Ratio(Note 5)
	(RMB’million)		(RMB’million)	(RMB’million)	(times)	(times)
China Express Airlines Co., Ltd. (002928.SZ)	10,723.5		3,616.4	915.3	3.0	11.7
China Southern Airlines Company Limited (600029.SH)	95,489.4		67,616.0	13,371.0	1.4	7.1
Air China Limited (601111.SH)	163,194.7		61,402.5	12,887.8	2.7	12.7
Juneyao Airlines Co., Ltd. (603885.SH)	23,239.8		10,055.6	1,556.9	2.3	14.9
Cathay Pacific Airways Limited (293.HK)(Note 6)	42,939.7		61,783.1	7,555.7	0.7	5.7
				Maximum	3.0	14.9
				Minimum	0.7	5.7
				Average	2.0	10.4
				Median	2.3	11.7
the Company (670.HK) (600115.SH)	86,822.4		53,615.0	5,692.0	1.6	15.3
the Reference Issue Price	71,156.6	(Note 7)	53,615.0	5,692.0	1.3	12.5

Source: Shanghai Stock Exchange (http://english.sse.com.cn/) and Shenzhen Stock Exchange (http://www.szse. cn/English/) and Hong Kong Stock Exchange (http://www.hkex.com.hk/)

Note:

1.

Market capitalisation as at the Announcement Date is derived from multiplying the total number of issued A Shares and H Shares (if any) of the company by the respective closing price quoted on the Shanghai Stock Exchange, Shenzhen Stock Exchange and the Hong Kong Stock Exchange (as applicable) as at the Announcement Date.

2.	Net asset value refers to net assets attributable to the owners of the company reported in the respective company’ latest published annual report.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.	Operating cash flow refers to net cash generated from operating activities of the company reported in the respective company’ latest published annual report.
4.

P/B Ratio is derived from dividing the respective market capitalisation as at the Announcement Date by the respective net asset value of the company as extracted from the latest published annual report.

5.

P/OCF Ratio is derived from dividing the respective market capitalisation as at the Announcement Date by the respective cash generated from operating activities of the company as extracted from the latest published annual report.

6.	For illustration purpose, the figures are adjusted for the respective RMB to HK$ median exchange rate of 0.8552 published by the State Administration of Foreign Exchange as at the Announcement Date.
7.

The implied market capitalisation of the Company as at the Announcement Date is derived from multiplying the Reference Issue Price, being RMB3.77 per Share, and the total number of issued A Shares and H Shares of the Company as at the Announcement Date.

Upon comparison, we noted that the P/B Ratio of the Industry Comparables ranged from approximately 0.7 times to 3.0 times with an average of 2.0 times and a median of 2.3 times. The P/B Ratio of the Company implied by the Reference Issue Price of 1.3 times is within the range of the P/B Ratio of the Industry Comparables but it is below the average and the median of the P/B Ratio of the Industry Comparables.

Meanwhile, the P/OCF Ratio of the Industry Comparables ranged from approximately 5.7 times to 14.9 times with an average of 10.4 times and a median of 11.7 times. The P/OCF Ratio of the Company implied by the Reference Issue Price of 12.5 times is within the range of the P/OCF Ratio of the Industry Comparables and it is higher than the average and the median of the P/OCF Ratio of the Industry Comparables.

Based on the above, in particular (i) the Reference Issue Price represents the largest discount that would have happened if the issue price of the Non-public Issuance of A Shares is set at the lowest price according to the Revised Pricing Criteria; (ii) the issue price of the Non-public Issuance of A Shares to CEA Holding and other subscribers is the same; and (iii) the P/OCF Ratio implied by the Reference Issue Price is higher than the average and median of the P/OCF Ratio of the Industry Comparables, we are of view that the CEA Holding Subscription under the Non-public Issuance of A Shares are fair and reasonable so far as the Independent Shareholders are concerned.

5.	Financial effects of the Non-public Issuance of A Shares on the Group

(i)	Cashflow

According to the 2021 Annual Report, the Group had cash and bank balances as at 31 December 2021 of approximately RMB12,950 million. Upon completion of the Non-public Issuance of A Shares (including the CEA Holding Subscription) (the “Completion”) and save for the expenses in relation to the Non-public Issuance of A Shares (including the CEA Holding Subscription), the cash position of the Group will be improved as the Non-public Issuance of A Shares (including the CEA Holding Subscription) will supplement the working capital of the Group by approximately RMB4,500 million. Accordingly, the cash position, net current assets and current ratio of the Company are expected to be improved upon Completion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	Earnings

Save for the expenses in relation to the Non-public Issuance of A Shares (including the CEA Holding Subscription), the Non-public Issuance of A Shares (including the CEA Holding Subscription) will not have any immediate material impact on the earnings of the Company.

(iii)	Net Asset Value

Upon Completion and save for the expenses in relation to the Non-public Issuance of A Shares (including the CEA Holding Subscription), the total assets of the Company will increase. Accordingly, there will be a positive impact on the NAV of the Group. Furthermore, as the Issue Price will not be lower than the net assets per share attributable to ordinary shareholders of the parent company, net assets per share attributable to ordinary shareholders of the parent company will also be enhanced.

(iv)	Gearing

According to the 2021 Annual Report, the gearing ratio of the Group as at 31 December 2021, as derived by total liabilities over the total assets of the Group as at 31 December 2021, was approximately 80.2%. Upon Completion, the total assets of the Group will increase, while the total liabilities of the Group remain unchanged. Thus, the gearing level of the Group will decrease upon Completion.

Based on the above, the Non-public Issuance of A Shares (including the CEA Holding Subscription) would have an overall positive effect on the financial position of the Group in terms of cashflow, net asset value, and gearing upon completion. On such basis, we are of the view that the Non-public Issuance of A Shares (including the CEA Holding Subscription) is in the interests of the Company and the Shareholders as a whole.

6.	Potential effect on the shareholding of the Company

As set out in the table showing the shareholdings changes of the Company under the section headed “V. Effect of Non-public Issuance of A Shares on the Shareholding Structure of the Company” as contained in the Letter from the Board, the shareholding of the existing public Shareholders (excluding the Juneyao Group which directly and indirectly hold approximately 8.90% in the total share capital in issue of the Company and accordingly shall be regarded as a core connected person of the Company and the shares held by it shall not be regarded as being in public hands) as at the Latest Practicable Date was approximately 34.66%, comprising the A Shares and the H Shares held by existing public Shareholders.

The number of shares to be issued under the Non-public Issuance of A Shares (including the CEA Holding Subscription) will not exceed 5,662,332,023 shares, representing: (i) approximately 41.34% of the Company’s existing A Shares in issue and approximately 30.00% of its existing total share capital in issue as of the Latest Practicable Date; and (ii) approximately 29.25% of the Company’s enlarged A Shares in issue and approximately 23.08% of its enlarged total share capital in issue upon Completion.

Upon Completion, the shareholding percentage of CEA Holding in the Company will decrease from approximately 56.43% to approximately 51.10%. Assuming there are no other changes to the total issued share capital of the Company other than the Non-public Issuance of A Shares (including the CEA Holding Subscription) from the Latest Practicable Date to the date of the Completion, the shareholdings of the existing public Shareholders (excluding the Juneyao Group which directly and indirectly hold approximately 6.84% in the enlarged total share capital in issue of the Company and thus the shares held by it will be regarded as being in public hands upon Completion) will be increase from approximately 34.66% to approximately 42.06%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having considered the reasons stated in details in the section headed “3. Background of and Reasons for the CEA Holding Subscription” above in this letter, in particular, the following:

(a)

the Company has a strong commercial rationale for the Non-public Issuance of A Shares (where the CEA Holding Subscription forms part) to support the principal business for its long-term development and improve its financial position; and

(b)	the Non-public Issuance of A Shares will provide funding to the Group and will also allow CEA Holding to maintain its controlling stake over the Company to lead the Company in the future,

we are of the opinion that the shareholding dilution to the Independent Shareholders is acceptable so far as the Independent Shareholders are concerned.

RECOMMENDATIONS

Having considered the above principal factors and reasons, we are of the view that the CEA Holding Subscription, though not in the ordinary and usual course of business of the Group, is in the interests of the Company and the Shareholders as a whole and the terms of the A Share Subscription Agreement are on normal commercial terms and fair and reasonable so far as the Independent Shareholders are concerned.

We therefore advise the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM and the Class Meetings to approve the A Share Subscription Agreement and the CEA Holding Subscription and we recommend the Independent Shareholders to vote in favour of the resolution in this regard.

Yours faithfully,
For and on behalf of
Octal Capital Limited

Alan Fung	Louis Chan
Managing Director	Director

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 28 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 20 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

I.	PLAN OF THE USE OF PROCEEDS

The gross proceeds to be raised from the Non-public Issuance of A Shares (including issuance expenses) will be not more than RMB15,000 million. After deducting issuance expenses, the net proceeds to be raised from the Non-public Issuance of A Shares will be used in the following projects:

No.	Name of project	Total investment amount	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Introducing 38 aircraft	289.24	105.00
2	Supplementing the working capital	45.00	45.00

Total		334.24	150.00

After receiving the proceeds from the Non-public Issuance of A Shares, if the actual amount of net proceeds is less than the above proposed amount of proceeds to be applied, the board of directors of China Eastern Airlines Corporation Limited (the “Company”) or its authorized persons will, based on the actual amount of net proceeds and subject to relevant laws and regulations, within the scope of the above projects to be funded with the proceeds, adjust and finally determine the specific projects, priority and specific amount of proceeds to be applied to each project according to actual circumstances such as the progress of the projects to be funded with the proceeds and funding requirements. The insufficient portion of proceeds will be funded by the Company’s own funds or through other financing channels.

In order to ensure the smooth progress of projects to be funded with the proceeds and protect the interests of all Shareholders, before receiving the proceeds from the Non-public Issuance of A Shares, the Company may invest in the projects with self-raised funds according to the actual circumstances of the projects to be funded with the proceeds. After receiving the proceeds, such funds will be replaced in accordance with relevant laws and regulations.

II.	NECESSITY AND FEASIBILITY ANALYSIS OF THE USE OF PROCEEDS

(I)	Introducing 38 aircraft

1.	Basic Situation

The Company intends to use the proceeds from the Non-public Issuance of A Shares of RMB10,500 million to introduce 38 aircraft, including 4 C919 aircraft, 24 ARJ21-700 aircraft, 6 A350-900 aircraft and 4 B787-9 aircraft. According to the latest catalogue prices announced on the websites of Airbus S.A.S. and Boeing Company and the catalogue prices provided by the COMAC, the total investment amount of the aforesaid 38 aircraft amounts to USD4,382 million (equivalent to approximately RMB28,924 million)1. The actual contractual price of the 38 aircraft payable by the Company shall be determined by arm’s length negotiation and may be lower than the catalogue prices. The Company intends to pay RMB10,500 million by the proceeds from the Non-public Issuance of A Shares and pay the remaining amount by the Company’s own funds or through other financing channels such as bank loans, financial lease and self-raised funds. The 38 aircraft introduced are scheduled for delivery during the years from 2022 to 2024.

[1]	USD1.00 = RMB6.6 (rounded down from the exchange rate promulgated by China Foreign Exchange Trade Center on 6 May 2022, being USD1.00 = RMB6.6332)

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Necessity and Feasibility Analysis of Project Implementation

(1)	Promising prospects of development of the civil aviation industry

With the development of society and economy, the demand for air transportation in China is increasing, and the overall industry is developing rapidly. According to the Statistical Bulletin of Civil Aviation Industry Development, from 2015 to 2019, the total traffic volume of the entire industry increased from 85,170 million tonne-kilometres to 129,330 million tonne-kilometres, representing a CAGR of 11.01%; among which, passenger traffic volume increased from 728,260 million passenger-kilometres to 1,170,530 million passenger-kilometres, representing a CAGR of 12.60%.

Since 2020, the pandemic caused by the novel coronavirus pneumonia disease (hereinafter referred to as the “pandemic”) has caused a significant impact on the global aviation industry, and China’s civil aviation sector is also facing an unprecedented severe situation. In 2021, the global civil aviation industry demand has recovered. The global aviation demand for air passenger transportation (measured by RPK) in 2021 and 2020 decreased by 58.4% and 65.9%, respectively, as compared to 2019 (pre-pandemic) according to the report published by the International Air Transport Association (IATA), the decline has slowed down. The passenger load factor recovered to 67.2% in 2021, up 2.4 percentage points as compared to 2020. Meanwhile, in 2021, the total traffic volume of the entire industry in China amounted to 85,700 million tonne-kilometres; passenger traffic volume amounted to 440 million; cargo and mail traffic volume amounted to 7,320,000 tonnes, representing an increase of 7.3%, 5.5% and 8.2% as compared to 2020. The figures have returned to 66.3%, 66.8% and 97.2% of the level in 2019, respectively. The industry has shown great resilience in the face of adversity.

According to the “14th Five-Year” Civil Aviation Development Plan, the “14th Five-Year” Plan for civil aviation development is carried out in two stages. 2021 to 2022 is the time of recovery and accumulation, which shall focus on accomplishing successfully the work in “Six Stabilizations” and fully implementing the task of “Six Guarantees”, to speed up the implementation of major projects, push reforms, regulate the deployment of transport capacity, stabilize support policies, accumulate development momentum, and promote the recovery and growth of the industry. 2023–2025 is the time of growth and release, which shall focus on expanding the domestic market, restoring the international market, release the reform results, improve the level of open policy, strive to enhance the momentum of innovative development, accelerate the improvement in terms of scale of capacity and quality of efficiency, and promote the high-quality development of civil aviation in an all-round way.

As one of the three key state-owned large-size aviation enterprise groups, the development of domestic economy and the development planning of air transportation industry impose a higher level of demand on the integrated competence of the Company. The Company intends to further enhance its air transportation capacity through reasonable expansion of its fleet size, and seized the opportunities of the coordinated development of Beijing-Tianjin-Hebei, the Yangtze River Delta Integration strategy and the construction of the Guangdong-Hong Kong-Macao Greater Bay Area to strengthen its route network layout and consolidate the competitive edge of the Company in the industry.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(2)	Rationality analysis of the introduction of aircraft

The Company has always strived on updating and optimizing the fleet structure, introducing new aircraft continually, retiring aircraft of old models. In 2021, among its new major fleet, the Company introduced a total of 33 aircraft and retired 6 aircraft. With the introduction of A350-900 and B787-9 aircraft, the Company is able to keep its fleet age structure young. As of the end of 2021, the Company operated a modernized fleet comprised of 758 passenger aircraft, including six business aircraft, with an average fleet age of 7.7 years for the major models, being one of the youngest and the most advanced fleet among the global large-size airlines.

The 38 aircraft proposed to be introduced include 4 C919 aircraft, 24 ARJ21-700 aircraft, 6 A350-900 aircraft and 4 B787-9 aircraft. The Company has rich experience in flying the A350-900 aircraft, B787-9 aircraft and ARJ21-700 aircraft proposed to be introduced. C919 large passenger aircraft is a large passenger jet airliner developed by China with independent intellectual property rights. As the world’s first user of the domestically manufactured large aircraft C919, the Company has officially signed the purchase contracts of the first batch of C919 large passenger aircraft with the COMAC, and will become the world’s first airline to operate C919 large passenger aircraft.

Upon the introduction of 38 aircraft using the proceeds from the Non-public Issuance of A Shares, the Company will expand the size of its fleet and enhance its transportation capacity. At the same time, the Company will continue to optimize its fleet structure to adapt to the development plan and purchase plan of the fleet of the Company, which is in compliance with the development direction of the Company in constructing a streamlined and efficient modernized fleet, thereby enhancing the core competence of the Company further.

(3)	Securing human resources of pilots

As of the end of 2021, the Company had a total of 9,506 pilots. In 2021, the annual average flight hours of captains were 647 hours and the annual average flight hours of deputy pilots were 544 hours. The Company has established a corresponding support scheme for human resources based on the future fleet development plan. The number of pilots proposed to be added annually will be able to fulfil the demand of new introduction of aircraft.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

3.	Investment project budget estimate

Based on the latest release of product catalogue prices by Boeing Company and Airbus S.A.S. and the catalogue unit price provided by the COMAC, the catalogue prices of the aircraft to be introduced by the Company are as follows:

No.	Aircraft model	Manufacturer	Number	Catalogue price	Catalogue price
			(aircraft)	(USD100 million)	(RMB100 million)
1	C919	COMAC	4	0.99	6.53
2	ARJ21-700	COMAC	24	0.38	2.51
3	A350-900	Airbus S.A.S.	6	3.17	20.95
4	B787-9	Boeing Company	4	2.93	19.31

Note: USD1 = RMB6.6

The total catalogue prices of the 38 aircraft to be introduced amount to USD4,382 million. The actual consideration, after determined by the contracted parties on an arm’s length basis, is lower than the price contained in the catalogue. The Company will use not more than RMB10,500 million of the proceeds from the Non-public Issuance of A Shares in the introduction of the 38 aircraft, and will make up for the shortfall from other channels.

4.	Basic information of aircrafts proposed to be introduced

The fundamental parameters of standard configurations of aircrafts proposed to be introduced are as follows:

Aircraft Model	C919	ARJ21-700	A350-900	B787-9

Length (meter)	38.9	33.46	66.80	62.82
Wing span (meter)	35.8	27.29	64.75	60.17
Height (meter)	11.95	8.44	17.05	17.02
Typical cruising speed (Mach)	0.785	0.78	0.85	0.85
Maximum flight level (Feet)	35,000	35,000	43,000	43,100
Maximum payload (Tonnes)	18.9	8.7	49.6	49.9
Seats	164	90	325	285

(1)	C919

C919 is a medium and short-range single-aisle civil aircraft that is researched and developed by the PRC in accordance to International Civil Aviation Regulations and the PRC has its independent intellectual property rights. It is designed mainly to meet the domestic and foreign market needs of mass to medium traffic volume and suitable for “point-to-point” domestic flights and short-haul international flights. The flying range of C919 aircrafts is approximately 4,000 kilometres.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

As the first user in the world of C919, the large scale domestically manufactured aircraft, the Company has entered into a purchase contract with COMAC for the first batch of the C919 large scale passenger aircraft and will become the first airline to operate C919 large scale passenger aircrafts globally. With Shanghai to be its primary base, the Company provides passengers from all walks of life with “brand new experience” brought by the jumbo-sized aircraft manufactured domestically.

(2)	ARJ21-700

ARJ21-700 aircraft is the first medium and short-range regional civil aircraft with new turbofan that is researched and developed by the PRC in accordance to International Civil Aviation Regulations and the PRC has its independent intellectual property rights. It is the first aircraft that the PRC applied for the U.S. FAA Type Certificate in accordance to FAR25.

The regional aircraft industry of the PRC is at the initial stage and requires vigorous development. The development of the regional aircraft industry will simultaneously drive the development of the related industry chain, including various aircraft-related suppliers, numerous aircraft research and development and production corporations such as design, research and development institutions, testing and verification institutions, as well as service enterprise including repair, spare parts and operational support. As such, the introduction of regional aircrafts aligns with the national strategies and corresponds to the development pattern of the aviation industry, which facilitate the mass production and mass delivery of the ARJ21 aircrafts and drive the development and upgrade of related industry.

The flying range of ARJ21-700 aircrafts is up to 3,127 kilometres. The introduction of ARJ21-700 aircrafts is a material measure of the Company to serve the domestically-produced civil aircraft manufacturing industry of the PRC, while perfecting the Company’s flight network, expanding the scale of our fleet and meeting the passengers’ popularized need for air travel at the same time.

(3)	A350-900

The technologically advanced A350-900 aircraft has superb performance in aspects such as materials, engines, pneumatic design and system. 70% of the structure of the body of aircraft are made of new materials, including 53% carbon fibre reinforced polymer and advanced aluminium alloy and titanium alloy, which can reduce the weight of the aircraft, enhance cost-effectiveness of aircraft and minimize maintenance needs. The new TRENT XWB engines are quieter and more efficient. Compared with the aircraft before, various improvements significantly reduce the integrated operation costs, fuel consumption and carbon dioxide emission. Meanwhile, A350-900 aircraft achieves maximum aerodynamic efficiency, reduces resistance and fuel consumption through the improvement of load of the aircraft wings.

The flying range of A350-900 aircraft is up to 7,026 nautical miles and have large number of seats. The performance of A350-900 aircraft can fulfil the demand of long-haul flight operation and long-haul wide-body aircraft fleet expansion of the Company so as to center at hub markets.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(4)	B787-9

The technologically advanced B787-9 aircraft has superb performance in aspects such as materials, engines, pneumatic design and system. Apart from appearance design such as special design of aircraft nose, new idea of wingtip and vertical tail, the Boeing 787 aircraft provides two choices of engine structure. Engines of 787 aircraft from different manufacturers have the same standard interface, therefore, there is no incompatibility when airlines interchange the engines of aircraft. Cabin pressure is maintained by electrical air compressor where high pressure brought in by engine compressor is not used. The airtight material of the aircraft body has better performance in maintaining cabin humidity than the old passenger aircraft models. Cabin pressure can be pressurized to an air pressure equivalent to 1,800 meters above sea level. The pressurization capacity is enhanced compared to other models that can pressurize air to approximately 2,400 meters above sea level.

The flying range of B787-9 aircraft is up to 7,230 nautical miles. The performance of B787-9 aircraft can fulfil the demand of long-haul flight operation and long-haul wide-body aircraft fleet expansion of the Company, which is suitable for point-to-point market operation of long-haul routes and effectively supplements hub markets.

5.	Expected project gains

The introduction and operation of the 38 aircrafts will be able to enhance the transportation capacity of the Company and transportation volume of major routes and increase flight revenue. Meanwhile, the newly introduced aircraft will replace certain aircraft of old models, which helps to optimize aircraft fleet structure, effectively reduce fuel consumption and maintenance costs, thereby enhancing the profitability and core competence of the Company. The aircraft proposed to be introduced will be included in the current aircraft fleet of the Company for unified allocation and management.

Based on the operation information of aircraft fleet of the Company in the last three years, after simulated estimation, the introduction of 38 aircrafts will bring an aggregate revenue of approximately RMB3,966 million to the Company for each complete year.

6.	Approval and registration in relation to project

The planning document for introduction of aircrafts using proceeds from the Non-public Issuance of A Shares have been approved by the CAAC.

(II)	Replenishment of liquidity

1.	Basic situation

4.5 billion yuan of the proceeds is used for replenishment of liquidity, with an aim to optimize the financial structure, reduce the gearing ratio, and enhance the capital strengths of the Company.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Necessity of implementing the projects

The air transportation industry is capital-intensive and the level of gearing ratio of aviation companies is generally high. As at the end of 2019–2021 and the end of March 2022, the Company’s gearing ratio (on consolidated basis) was 75.12%, 79.85%, 80.84% and 83.56%, respectively, showing a continuous upward trend. Aviation companies require large amount of capital investment, and thus sufficient capital supply is necessary for the Company to further expand its business scale and improve its operational efficiency. Along with the continuous expansion of business scope and scale of operations, the Company’s overall demand for liquidity has gradually increased. In addition, since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, and is currently showing a trend of local clustering and multipoint dispersion in China, posing great challenges to the overall liquidity and risk-resistance capacity of the civil aviation industry.

Therefore, the Company can improve its capital structure, reduce gearing ratio, supplement the working capital required for its daily operations and improve its financial stability through the non-public issuance financing.

3.	Feasibility of implementing the projects

The Company will establish a specific storage and use management system for proceeds in strict accordance with the relevant regulations issued by the CSRC and the Shanghai Stock Exchange, as well as the requirement of proceeds management system of the Company. According to the business development needs of the Company, the direction, progress and amount of such portion of funds will be reasonably arranged on the basis of scientific calculation and reasonable scheduling, so as to ensure the safe and efficient use of proceeds. As to the fund settlement, the utilization of the proceeds by the Company will strictly follow the financial management system and be subject to the fund approval authority procedures.

III.	IMPACT OF THE USE OF PROCEEDS ON THE BUSINESS OPERATION AND FINANCIAL POSITION OF THE COMPANY

(I)	Impact on the business operation of the Company

The proceeds to be raised from the Non-public Issuance of A Shares, after deducting relevant issuance expenses, will be used for introducing 38 aircraft and supplementing the working capital.

The projects to be funded with the proceeds will facilitate the expansion of fleet size and optimization of fleet structure, improve the Company’s air transportation capacity, ensure the sound development of the Company’s business, and promote the smooth implementation of the Company’s strategy. At the same time, the Company’s capital strength and scale of assets will be improved, and thus the Company will be able to effectively respond to the adverse impact of the pandemic caused by the novel coronavirus pneumonia disease, ease the pressure on capital requirements for its daily operating activities, maintain its sustainable development, and reinforce and enhance its industry position, thereby providing better investment returns for investors.

APPENDIX I	FEASIBILITY ANALYSIS ON THE USE OF PROCEEDS FROM THE NON-PUBLIC ISSUANCE OF A SHARES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	Impact on the financial condition of the Company

After receiving the proceeds from the Non-public Issuance of A Shares, it will increase the total assets and net assets, further optimize the financial condition, further enrich the working capital, and improve the capital strength, risk-resistance capability and subsequent financing capability of the Company.

IV.	CONCLUSION

Based on the foregoing, the plan of the use of proceeds from the Non-public Issuance of A Shares is in compliance with relevant policies and laws and regulations. The projects to be funded with the proceeds will facilitate the expansion of fleet size and optimization of fleet structure, which is in line with the Company’s strategic requirement, and is necessary and feasible. At the same time, the use of proceeds will help meet the Company’s capital requirement for business development, enhance its core competitiveness, optimize its asset structure and improve its financial condition, profitability and sustainable development capability, and is in line with the interests of the Company and all shareholders.

CHINA EASTERN AIRLINES CORPORATION LIMITED

10 May 2022

APPENDIX II	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Pursuant to the Notice of the China Securities Regulatory Commission on Promulgating the Provisions on the Report on the use of proceeds from previous fund raising activities (CSRC Approval [2007] No. 500), the Report on the use of proceeds from previous fund raising activities as of 31 December 2021 of China Eastern Airlines Corporation Limited (referred to as the “Company” thereafter) (referred to as “Report on the use of proceeds from previous fund raising activities” thereafter) are as follows:

I.	Status of Previous Fund Raising Activities

In accordance to the approval by Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited (CSRC Approval [2021] No. 3298) (《關於核准中國東方航空股份有限公司非公開發行股票的批覆》 ) from the China Securities Regulatory Commission issued on 18 October 2021, the Company was approved to issue 2,494,930,875 RMB-denominated ordinary shares to the controlling shareholder, China Eastern Air Holding Company Limited, at the issue price of RMB4.34 per share, with gross proceeds of RMB10,827,999,997.50. After deduction of the issuance expenses of RMB7,638,943.48, the actual net proceeds (referred to as “proceeds from previous fund raising activities” thereafter) amounted to RMB10,820,361,054.02. The abovesaid net proceeds have been received on 27 October 2021. Ernst & Young Hua Ming LLP has examined and issued Capital Verification Report (Ernst & Young Hua Ming (2021) Yan Zi No. 61056687_B02) (安永華明(2021)驗字第61056687_B02號).

On 31 December 2021, the balance of proceeds of RMB23,763,012.47 in the special account is interest received.

II.	Actual Use of Proceeds From Previous Fund Raising Activities

According to the relevant resolutions considered and approved in the ninth ordinary meeting of the ninth session of the board of directors convened by the Company on 2 February 2021, 2021 first Extraordinary General Meeting, the 2021 first A Shareholders Class Meeting and the 2021 first H Shareholders Class Meeting convened on 29 March 2021, the gross proceeds raised from previous Non-public Issuance of A Shares of the Company shall not exceed RMB10,828 million (RMB10,828 million inclusive), and the Company intended to use all of the net proceeds, after deducting related issuance expenses, for the following projects:

No.	Names of project	Aggregate amount of investment	Proposed amount of proceeds to be applied
		(RMB’0,000)	(RMB’0,000)
1	Supplementing the working capital	482,800	482,800
2	Repayment of debts	600,000	600,000
Total		1,082,800	1,082,800

As of 31 December 2021, the actual investment of the Company in relation to the use of proceeds from fund raising projects amounted to RMB10,828 million.

APPENDIX II	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

As of 31 December 2021, the use of proceeds from previous fund raising activities of the Company are as follows:

										Unit: RMB’0,000
Net proceeds:					1,082,800	Accumulated net proceeds utilized:				1,082,800
Total proceeds with change of use:					—	Net proceeds used each year:				1,082,800
Proportion of total proceeds with change of use:					0.00%		2021:			1,082,800

	Investment projects		Total proceeds invested			Accumulated proceeds invested as of 31 December 2021
No.	Investment project committed	Actual projects invested	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Investment amount committed before fund raising	Investment amount committed after fund raising	Actual investment amount	Differences between the actual investment amount and the investment amount committed after fund raising	Date on which projects are expected to meet the conditions for use (or project progress as of cut-off date)
1	Replenishment of liquidity	Replenishment of liquidity	482,800	482,800	482,800	482,800	482,800	482,800	—	N/A
2	Repayment of debts	Repayment of debts	600,000	600,000	600,000	600,000	600,000	600,000	—	N/A
Total			1,082,800	1,082,800	1,082,800	1,082,800	1,082,800	1,082,800	—	N/A

As of 31 December 2021, all projects committed in the Issuance Report on the Non-public Issuance of Shares have been completed.

APPENDIX II	REPORT ON THE USE OF PROCEEDS OF THE PREVIOUS FUND RAISING ACTIVITIES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

III.	Benefits Realized from Projects Invested with Proceeds from Previous Fund Raising Activities

As of 31 December 2021, the benefits realized from projects invested with proceeds from previous fund raising activities are as follows:

Unit: RMB’0,000
No.	Actual projects invested Names of projects	Accumulated capacity utilization of investment projects as of 31 December 2021	Benefits committed	Actual benefits in the past three years			Accumulated benefits realized as of 31 December 2021	Whether the expected benefits have been realized
				2019	2020	2021
1	Replenishment of liquidity	N/A	N/A	N/A	N/A	N/A	N/A	N/A
2	Repayment of debts	N/A	N/A	N/A	N/A	N/A	N/A	N/A

The Company carried out an item-by-item comparison between the above-said actual use of proceeds and the related content disclosed in the Company’s annual report for the year ended 31 December 2021 and other information disclosure documents, and the actual use of proceeds is the same as the relevant content disclosed.

China Eastern Airlines Corporation Limited

10 May 2022

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

According to the requirements of the Certain Opinions of the State Council on Further Promoting the Healthy Development of the Capital Market (Guo Fa [2014] No. 17) (《國務院關於進一步促進資本市場健康發展的若干意見》 （國發[2014]17號）), the Opinions of the General Office of the State Council on Further Strengthening the Protection of the Legal Rights and Interests of Small and Medium Investors in the Capital Market (Guo Ban Fa [2013] No. 110) (《國務院辦公廳關於進一步加強資本市場中小投資者合法權益保護工作的意見》 （國辦發[2013]110號）), and the Guiding Opinions on Issues Related to Diluting Current Returns from Initial Issuance, Refinancing and Major Asset Reorganization (CSRC Announcement [2015] No. 31) (《關於首發及再融資、重大資產重組攤薄即期回報有關事項的指導意見》 （證監會公告[2015]31號） ), in order to safeguard the right of information and to protect the interests of small and medium investors, China Eastern Airlines Corporation Limited (the “Company”) earnestly analyzed and calculated the impacts of this round of non-public issuance on diluted current returns, and the impacts of diluting the current returns by this round of non-public issuance on key financial indicators of the Company and the recovery measures taken by the Company are currently announced as follows:

I.	The impacts of diluting the current returns by this round of non-public issuance on the key financial indicators of the Company

(I)	Assumed conditions on the projected calculations on diluted current returns

1.	It is assumed that there would be no significant adverse changes in macro-economic environment, market conditions, policies of industry, production and operation of the Company and its subsidiaries.

2.

It is assumed that the Company could complete this round of non-public issuance on 30 September 2022. The date will be only used to calculate the impacts of diluting the current returns by this round of non-public issuance on key financial indicators of the Company. The final date of completion shall be subject to the actual date of issuance completion upon the approval by regulatory authorities such as China Securities Regulatory Commission, etc.

3.

The anticipation of the total share capital of the Company is based on 18,874,440,078 shares in the total share capital of the Company as at 31 December 2021. The total share capital prior to this round of non-public issuance is 18,874,440,078 shares; except the impacts of this round of non-public issuance of stocks, no other factors are taken into account for changes in share capital.

4.

It is assumed that the total proceeds from this round of non-public issuance would be RMB15 billion (without taking the impacts of excluding the issuance fees into account) and the basis date of price determination would be the first day of the issuance period. As there is uncertainty in the share price on the first day of the issuance period, the projected calculation is temporarily made based on 30% or below of the Company’s total share capital prior to the issuance (i.e. no more than 5,662,332,023 shares (inclusive of 5,662,332,023 shares, and the final number for issuance shall be subject to the number of shares for issuance upon approval by China Securities Regulatory Commission)).

— III-1 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

5.

In 2021, the net loss of the Company attributable to the owners of its parent company was RMB12.214 billion, and netting the non-recurring profit or loss, the net loss attributable to the owners of its parent company was RMB13.541 million.

6.

It is assumed that the net profits attributable to the shareholders of listed companies and (netting the non-recurring profit or loss) the net profits attributable to the shareholders of listed companies in 2022 would be anticipated provided they were flat, recorded decrease in losses by 50%, broke even, or recorded earnings (the amount of earnings was flat as compared with that of 2019), respectively, as compared with 2021. The analysis on the assumption is made in accordance with the laws and regulations of China Securities Regulatory Commission, and does not constitute the earnings anticipation of the Company under the relevant laws and regulations of China Securities Regulatory Commission. Investors are advised not to make their decisions in investments based on these assumptions and the Company shall assume no responsibilities for compensations to any losses arising from the decision makings in investments by any investors based on these assumptions.

7.

It is assumed that the equity interests attributable to the owners of listed companies as at 31 December 2021 = the opening equity interests attributable to the owners of listed companies in 2021 + the net profits attributable to the shareholders of listed companies in 2021. It is assumed that the equity interests attributable to the owners of listed companies as at 31 December 2022 = the opening equity interests attributable to the owners of listed companies in 2022 + the net profits attributable to the shareholders of listed companies in 2022 + the total proceeds of this round of non-public issuance.

8.

This anticipation takes no issuance fees into account; the number of shares and actual time of issuance completion of this round of non-public issuance are estimates only, and the final number of shares for issuance and actual date of issuance completion shall be subject to approval by the CSRC; no consideration is taken for the impacts on product and operation, financial conditions (such as finance costs, investment gains), etc., of the Company upon the inclusion of proceeds from this round of non-public issuance; this anticipation takes no consideration for the impacts on the cash dividends of the Company.

— III-2 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	Effect on the earnings per share of the Company

Under the premise of the above assumptions, the effect of this round of non-public issuance on the main financial indicators of the Company is estimated as follows:

		31 December, 2021/ the year of 2021 (E)
Item	31 December, 2022/the year of 2022 (E)	Before this round of non- public issuance	After this round of non-public issuance

Case 1: Net profits before and after deducing non-recurring gains and losses in 2022 are flat when compared to 2021 (losses are indicated by “-”)
Total share capital (10,000 shares)	1,887,444.01	1,887,444.01	2,453,677.21
Net profit attributable to shareholders of listed companies (RMB10,000)	-1,221,400.00	-1,221,400.00	-1,221,400.00
Net profit attributable to shareholders of listed companies after deducting non-recurring gains and losses (RMB10,000)	-1,354,100.00	-1,354,100.00	-1,354,100.00
Attributable to the owner’s equity of the listed company (RMB10,000)	5,137,363.45	3,915,963.45	5,415,963.45
Basic earnings per share (RMB/share)	-0.73	-0.65	-0.60
Basic earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	-0.72	-0.67
Diluted earnings per share (RMB/share)	-0.73	-0.65	-0.60
Diluted earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	-0.72	-0.67
Weighted average return on net assets (%)	-25.03	-26.98	-24.92
Weighted average return on net assets (net of non-recurring gains and losses) (%)	-27.75	-29.91	-27.63
Case 2: Net profits before and after deducting non-recurring gains and losses in 2022 reduce by 50% compared with 2021 (losses are indicated by “-”)
Total share capital (10,000 shares)	1,887,444.01	1,887,444.01	2,453,677.21
Net profit attributable to shareholders of listed companies (RMB10,000)	-1,221,400.00	-610,700.00	-610,700.00
Net profit attributable to shareholders of listed companies after deducting non-recurring gains and losses (RMB10,000)	-1,354,100.00	-677,050.00	-677,050.00
Attributable to the owner’s equity of the listed company (RMB10,000)	5,137,363.45	4,526,663.45	6,026,663.45
Basic earnings per share (RMB/share)	-0.73	-0.32	-0.30

— III-3 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

		31 December, 2021/ the year of 2021 (E)
Item	31 December, 2022/the year of 2022 (E)	Before this round of non- public issuance	After this round of non-public issuance

Basic earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	-0.36	-0.33
Diluted earnings per share (RMB/share)	-0.73	-0.32	-0.30
Diluted earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	-0.36	-0.33
Weighted average return on net assets (%)	-25.03	-12.64	-11.73
Weighted average return on net assets (net of non-recurring gains and losses) (%)	-27.75	-14.01	-10.49
Case 3: Break-even is achieved in 2022 and the net profits before and after deducting non-recurring gains and losses are RMB0 (losses are indicated by “-”)
Total share capital (10,000 shares)	1,887,444.01	1,887,444.01	2,453,677.21
Net profit attributable to shareholders of listed companies (RMB10,000)	-1,221,400.00	—	—
Net profit attributable to shareholders of listed companies after deducting non-recurring gains and losses (RMB10,000)	-1,354,100.00	—	—
Attributable to the owner’s equity of the listed company (RMB10,000)	5,137,363.45	5,137,363.45	6,637,363.45
Basic earnings per share (RMB/share)	-0.73	—	—
Basic earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	—	—
Diluted earnings per share (RMB/share)	-0.73	—	—
Diluted earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	—	—
Weighted average return on net assets (%)	-25.03	—	—
Weighted average return on net assets (net of non-recurring gains and losses) (%)	-27.75	—	—
Case 4: Profit is gained for the year of 2022 and the net profits before and after deducting the non-recurring gains and losses are the same as those in 2019 (losses are indicated by “-”)
Total share capital (10,000 shares)	1,887,444.01	1,887,444.01	2,453,677.21
Net profit attributable to shareholders of listed companies (RMB10,000)	-1,221,400.00	319,500.00	319,500.00

— III-4 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

		31 December, 2021/ the year of 2021 (E)
Item	31 December, 2022/the year of 2022 (E)	Before this round of non- public issuance	After this round of non-public issuance

Net profit attributable to shareholders of listed companies after deducting non-recurring gains and losses (RMB10,000)	-1,354,100.00	256,700.00	256,700.00
Attributable to the owner’s equity of the listed company (RMB10,000)	5,137,363.45	5,456,863.45	6,956,863.45
Basic earnings per share (RMB/share)	-0.73	0.17	0.16
Basic earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	0.14	0.13
Diluted earnings per share (RMB/share)	-0.73	0.17	0.16
Diluted earnings per share (net of non-recurring gains and losses) (RMB/share)	-0.81	0.14	0.13
Weighted average return on net assets (%)	-25.03	6.03	5.63
Weighted average return on net assets (net of non-recurring gains and losses) (%)	-27.75	4.85	4.53

Note:

Basic earnings per share, diluted earnings per share, weighted average return on equity, basic earnings per share after deducting non-recurring gains and losses, diluted earnings per share after deducting non-recurring gains and losses, and weighted average net return on assets after deducting non-recurring gains and losses are calculated in accordance with the “Compilation Rules for Information Disclosure of Companies Offering Securities No. 9 Calculation and Disclosure of Return on Net Assets and Earnings per Share” (Revised in 2010).

(III)	Information of the calculation

The above assumptions and the calculation of the impact of the dilution of current returns by this round of non-public issuance on the Company’s key financial indicators are made in accordance with the relevant laws and regulations of the China Securities Regulatory Commission. It does not make representation as to the Company’s judgment on the operating conditions and trends in 2022, nor does it constitute the Company’s profit forecast under the relevant laws and regulations by the China Securities Regulatory Commission. Investors should not make investment decisions based on the abovementioned. The Company disclaims any responsibility for any loss of investors arising from investment decisions based thereon.

— III-5 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

II.	Risk warning on the dilution of current returns by this round of non-public issuance

After the completion of this round of non-public issuance of stocks, the Company’s net profit will increase with the implementation of the investment projects of proceeds and the realization of benefits. Since the total share capital and net assets of the Company will increase significantly after the proceeds from this round of non-public issuance are in place, and the realization of effectiveness with the use of proceeds will take a certain period of time, the Company’s profits and returns of shareholders will still be primarily realized through existing businesses. Therefore, this round of non-public issuance may result in a dilution of the Company’s current returns in the short term.

In addition, if the proceeds from this round of non-public issuance of the Company fail to effectively achieve the expected effectiveness, and result in the failure of achieving corresponding growth in the Company’s future business scale and profit level, financial indicators such as the Company’s earnings per share, return on net assets may decline to a certain extent.

The Company hereby reminds investors to invest rationally and pay attention to the risk that this round of non-public issuance may dilute the current returns of the Company.

III.	The necessity and rationality of this round of non-public issuance

(I)	Responding to the national strategy of domestically manufactured large aircraft, optimizing the fleet structure and rationally expanding the fleet size

The “14th Five-Year Plan for the Development of Modern Comprehensive Transportation System” pointed out that PRC will focus on promoting the demonstrative operation of the C919 large passenger aircraft and the serial development of the ARJ21 regional passenger aircraft. The “Thirteenth Five-Year Plan for the Development of Modern Comprehensive Transportation System” pointed out that PRC will implement the tackling on key problems of airworthiness and actively develop domestically manufactured large aircraft and general aircraft. The Company firmly supports the national strategy of developing domestically manufactured large aircraft, and plans to use part of the proceeds to introduce domestically manufactured large aircraft C919 and ARJ21 with advantages of energy saving, emission reduction and high price-performance-ratio, which will help the Company to further optimize the fleet structure.

Benefiting from the implementation of the “Yangtze River Delta Integration” strategy in PRC, the promotion of the construction of five core centers of “economy, finance, shipping, trade, and scientific innovation” in Shanghai and the overall plan for the construction of the Hongqiao International Open Hub, the Company is currently encountering the important opportunity for development. The “14th Five-Year Plan for Civil Aviation Development” pointed out that PRC has turned to a high-quality development stage, and the economy has been advancing in the long term, leading to the great potential in aviation market with the increase in scale and proportion of the medium-level income group. The development of civil aviation is still at the developing stage, requiring further improvement of protection in civil aviation, coverage expansion, and service quality enhancement. Under the gradual acceleration of the recovery in civil aviation industry and the ever greater potential of the demand for air travel, the Company has the objective demand and realistic conditions to introduce aircraft. By optimizing the fleet structure and rationally expanding the fleet size, the capacity in air transportation of the Company will be further improved as to provide a solid protection for the continuous and stable development of the business.

— III-6 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	Optimizing the capital structure, reducing the gearing ratio, and improving the resilience against risks

Affected by the outbreak of the COVID-19 in early 2020, the business operations of the Company have been greatly disrupted, and the capital structure is under certain pressure. In recent years, the Company’s gearing ratio has shown an upward trend. As of 31 March, 2022, the Company’s gearing ratio (consolidated basis) was 83.56%. The higher debt level may result in certain debt pressure on the Company for repayment, especially under the impact of the COVID-19. As a result, the Company’s short-term risks and uncertainties have increased. In order to avoid the currently high level of gearing ratio restricting the business development of the Company, the Company can improve the capital structure of the Company, reduce the gearing ratio, ease the pressure on the Company for debt financing due to capital needs and improve the financial stability and the resilience against risks through this round of non-public issuance of A shares for financing.

IV.	The relationship between investment projects of proceeds and existing businesses of the Company and personnel, technologies and markets involved in the projects

(I)	Investment projects of proceeds from this round of non-public issuance

The gross proceeds to be raised from this round of non-public issuance (including issuance expenses) shall not exceed RMB15,000 million (inclusive). The net proceeds shall be used in the following projects after deducting issuance expenses:

No.	Name of projects	Total investment amount	Proposed amount of proceeds to be applied
		(RMB100 million)	(RMB100 million)
1	Introducing 38 aircraft	289.24	105.00
2	Supplementing the working capital	45.00	45.00
Total		334.24	150.00

(II)	Relationship between investment projects of proceeds and existing businesses of the Company

The investment projects of proceeds to be raised from this round of non-public issuance are related to the principal business of the Company. The establishment of the investment projects of proceeds will further expand the scale of aircraft fleet, enhance its transportation capacity, increase existing flights and introduce new routes. This can enhance the financial condition of the Company, provide great support to the existing business of the Company and facilitate the enhancement of risk resistance capabilities of the Company. The investment of proceeds to be raised from this round of non-public issuance is related to the core business of the Company, and is in line with the scale of business, technology level and management capabilities of the Company.

— III-7 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(III)	Personnel, technologies and markets of the Company involved in investment projects of proceeds

The Company is one of the three state-owned aviation enterprises with established personnel, technology and market in the air transportation field.

In terms of personnel, as one of the leading enterprises of the air transportation industry in the PRC, the Company has nurtured a number of experienced and excellent management personnel and core technicians for many years. As of 31 December 2021, the Company had 9,506 pilots, 20,518 flight attendants and other aircrew, 13,383 maintenance personnel, 26,262 ground services and other personnel, 1,961 operation control personnel, 1,183 information technology personnel, 3,716 sales and marketing personnel and 3,792 management personnel. Meanwhile, the Company place great emphasis on employee training. Focusing on strategic goals and strategic processes, the Company has formulated talent training plans based on the modern development needs of the Company’s governance system and governance capabilities, improved the multi-tier and multi-form talent training mechanism, and strived to build various platforms for the growth of employees and advocated and encouraged employees to grow on their work position to realise the improvement of work ability and self-worth. As affected by COVID-19, the Company adjusted its training programme in a timely manner, developed online training methods, and provided various types of trainings for employees at all levels. As for management personnel, the Company continued to provide special trainings for middle and senior management personnel and trainings for young management personnel. The courses cover safety management, compliance management, leadership training and innovative thinking training to enhance the international vision and comprehensive capabilities of management personnel. As for core technician, in order to meet the needs for the Company’s route deployment, global route network and international development, the Company has successively introduced advanced fuel-efficient aircraft models including A320NEO, A350-900 and B787-9 in recent years, and carried out a full range of trainings for flight, cabin, ground and maintenance personnel to ensure safe operation of the new models. The Company continued to optimize and improve flight, marketing and machine maintenance related training, enhanced the pertinence of on-the-job training, and strengthened the effectiveness of training. The Company has also organised regular vocational skill competitions for pilots and maintenance personnel to further enhance the core job skills of employees. As for backup talent, the Company paid attention to the establishment of talent team. The Company has opened up the channels for talent growth, accomplishments and success, implemented market-based compensation, established and improved the reserve talent echelon training system with the “Swallow, Wing, Fly, Eagle” programme as the focus. The Company continued to expand the scientific research team and improve the incentive and restraint mechanism, with an aim to accelerate the introduction and training of high-end scientific research talents. Furthermore, the Company continued to enhance its learning platform, promoted the construction of the online learning platform “CEA Easy Learning” and provided employees at different positions with trainings in respect of flight, crew air support, ground services, leadership development, sales and safety management. The Company conducted researched based on the needs of each department unit to continuously optimise and improve the online training system, enhance the stability of the system and realise precise and personalized course scheduling.

— III-8 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

In terms of technology, the Company strives to be a world-class excellent modern integrated aviation services provider. The Company has always strived on practicing the concept of green development as well as updating and optimising the fleet structure. As of the end of 2021, the Company’s average fleet age was 7.7 years, being among the youngest in the world. As such, the Company has become one of the aviation companies equipped with the most streamlined and the most efficient fleet among large aviation companies in the world. The Company has integrated factors such as route network planning, aircraft performance and market demand to continuously enhance the match between fleet models and routes, transportation capacity and market situation.

In terms of market, the headquarters and main operation bases of the Company are located in the super-sized international city — Shanghai. As China’s key economic centre and international shipping centre, Shanghai has always had very close economic and trade connection with the Asia-Pacific region, Europe and America. The Company has the largest market share in Shanghai Hongqiao International Airport and Shanghai Pudong International Airport, demonstrating the significant location advantage of its main operation bases. At the same time, the Eastern Air Jiangsu and Zhejiang branch under the Company has base operational advantage and relatively strong brand influence in Jiangsu and Zhejiang provinces, respectively. The Company chose Shanghai and Beijing, places with highly-developed economy and keen demand for outbound travelling, as its core hubs, while Kunming (the gateway of Southeast Asia) and Xi’an (the gateway of Northwest Asia under the “Belt and Road” initiative) as regional hubs. The Company has constructed key route networks in Guangzhou, Shenzhen, Chengdu, Nanjing, Hangzhou, Qingdao, Wuhan, Xiamen and other cities. Through cooperation with members of the SkyTeam Airline Alliance, the Company accomplished and improved the flight transportation network that covers the entire country and reaches 1,036 destinations in 170 countries around the world.

V.	Measures Adopted by the Company on the Dilution of Current Returns by the this round of Non-public Issuance

This round of non-public issuance may result in a decline in current returns of investors. Having considered the above circumstances, the Company intends to adopt various measures to prevent the risk of dilution of current returns and achieve sustainable business development, so as to maximize future earnings, recover shareholders’ returns and adequately safeguard the interests of minority shareholders.

(I)	Operating condition and development trend, major exposures of the existing business segments of the Company and the counter measures

1.	Operating condition and development trend of the existing business segments of the Company

In 2021, the global economy was affected by the spread of mutant viruses such as Delta and Omicron while it was in the process of recovery, such that the momentum of recovery was weakened. Vaccinations, specific drug development, and differences in the effectiveness of policy support have led to divergent economic recovery across countries. The overall COVID-19 situation in China has remained relatively stable, but it has shown a trend of local clustering and multipoint dispersion. The economic development and COVID-19 prevention and control in China took the leading position globally. The fundamentals of long-term economic development remain favourable, but they face the triple pressure of demand contraction, supply shocks, and weakening expectations.

— III-9 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

COVID-19 is still impacting the global aviation industry. According to a report released by the International Air Transport Association (IATA) in October 2021, the global aviation industry is expected to suffer a net loss of USD51.8 billion in 2021. COVID-19 continues to evolve and remains volatile, and its impact on China’s civil aviation industry has been deeper and more persistent than expected.

Facing a complex external environment, the Company adhered to the general principle of seeking progress while maintaining stability. The Company also worked hard and coordinated the implementation of safe operation, production and operation, COVID-19 prevention and control, reform and development, social responsibility and other work. In 2021, the Group completed a total transport turnover of 13,050 million tonne-kilometres, a passenger traffic volume of 79,099 thousand passengers, and recorded the revenue of RMB67,130 million, representing an increase of 11.5%, 6.0% and 14.5% respectively compared with 2020. Affected by factors such as the rise in international oil prices, operating costs increased by RMB9,240 million compared with 2020. The net loss attributable to shareholders of the listed Company in 2021 was RMB12,210 million, representing an increase of RMB380 million compared with 2020.

COVID-19 will cause a significant impact on the global aviation industry and bring profound changes in market structure, structure of customer base, service mode, passengers’ consumption behaviours and the industry’s competitive landscape. The Company will be mentally prepared and carry out concrete preparation work for the changes in the external environment in long term. Under the circumstance of the normalization of COVID-19 prevention and control, the Company will firmly carry out the major tasks on COVID-19 prevention and control, safe operation, production operation, fine operation and reform development to minimize the negative impact brought by COVID-19. The Company will closely monitor the changes in COVID-19 and the market, strengthen market research and analysis and scientific prejudgment, and dynamically optimize transportation capacity deployment. The Company will focus on the high-return market in China and allocate more resources for wide-body aircraft. The Company will scientifically arrange flight schedule to increase aircraft utilization rate, and will upgrade its revenue management and control system to consolidate revenue management. The Company will innovate auxiliary products related to passenger transportation, such as implementing ticket presale for popular routes and offering choices on food and beverages as well as airport pick-up and drop-off services.

2.	Major risks and responsive measures faced by the Company

The air transportation industry is closely connected to the economic and trade environment. The Company will pay close attention to the domestic and overseas macro-economic situation, the global COVID-19 development trend and the competitive landscape in the industry, and flexibly adjust its transportation capacity deployment and market sales, so as to actively respond to the impacts of the external economic and trade environment, geopolitical situation, COVID-19 development trend, and market competition environment.

— III-10 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

Flight safety is the pre-condition and foundation for airlines to maintain normal operations and good reputation. The Company will firmly promote the establishment of safety work style, strictly implement rules and regulations and operation standards, implement the accountability system for safe operation, strengthened safety risk investigation and rectification, so as to enhance the safety and risk prevention and control system, strengthen safety management and control capabilities, and actively respond to the risks of safe operation.

Jet fuel costs is one of the major expenses of airlines. The Company will optimize its transportation capacity deployment, strengthen marketing and strive to increase passenger load factor and unit yield level, so as to respond to the pressure of rising jet fuel prices. In the future, the Company will proactively analyze the trend of oil prices and prudently conduct jet fuel hedging activities under the authorization by the Board.

As the Company has quite a lot of foreign currency liabilities and the foreign currency liabilities are mainly USD-denominated, if the exchange rate of USD against RMB fluctuates significantly, USD-denominated liabilities will generate a large amount of exchange gains or losses, which will directly affect the Company’s current profit and have a significant impact on the Company’s operating results. In the future, the Company will further strengthen its research and judgment on the exchange rate market, expand the scope of various financing instruments such as RMB instruments, continuously optimize its currency structure of debts, and reduce the adverse impact of exchange rate fluctuations on the business and operations of the Company.

(II)	Specific measures to enhance daily operational efficiency, reduce operating costs of the Company and improve operating results

1.	Strengthening the management of proceeds to ensure the appropriate use of proceeds

To regulate the management and use of proceeds and protect the interests of investors, the Company has formulated the Proceeds Management System and set out the general principle of the use and management of proceeds, providing detailed requirements on the deposit, management and use of proceeds, and change in investment direction of proceeds in accordance with the requirements of laws, regulations and other normative documents such as the Company Law, the Securities Law, the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management and Use of Proceeds (《上市公司監管指引第2號 — 公司募集資金管理和使用的監管要求》). Pursuant to the Proceeds Management System and resolutions of the Board of the Company, the Company will set up a special account for the proceeds from this round of non-public issuance. The Company, the account-opening bank and the sponsor have entered into the tripartite supervision agreement for proceeds, pursuant to which, the sponsor, the account-opening bank and the Company shall jointly manage the proceeds. Pursuant to Guidelines for the Supervision on Listed Companies No. 2 — Supervision Requirements for Listed Companies on the Management and Use of Proceeds (《上市公司監管指引第 2號 — 公司募集資金管理和使用的監管要求》) and the Proceeds Management System of the Company, the Company will regularly examine the deposit and use of proceeds every 6 months to ensure the rational and compliant use of proceeds.

— III-11 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

2.	Actively promoting investment projects of proceeds and enhancing efficiency of the use of proceeds

The implementation of the investment projects of proceeds will expand the scale and optimize the structure of aircraft fleet, enhance air transportation capacity of the Company, further strengthen, optimize and expand its core businesses, enhance the Company’s core competitive strengths, enlarge its market share, solidify and improve its industry position and facilitate the successful implementation of the Company’s strategies. The Company’s large-scale introduction of domestically manufactured large aircraft with features such as energy saving, emission reduction, and high cost performance is conducive to achieving higher efficiency in the use of proceeds.

Upon the receipt of proceeds from this round of non-public issuance, the Company will effectively promote the implementation of the investment projects of proceeds and strive to achieve expected returns as soon as possible, thereby reducing the risk of dilution of current returns to shareholders from this round of non-public issuance.

3.	Fully implementing the Company’s development strategies and striving to improve operation efficiency

The rapid development of the national economy and the air transportation industry has imposed a higher level of demand on the integrated competence of the Company. The Company will continue to deepen its comprehensive reforms led by globalization and internet-based development and center at transformation and development, brand establishment and ability enhancement, striving to realize the development objective of “Establishing a World-Class and Happy CEA”.

The Company will strengthen the flight routes between core hubs and important cities while optimizing the coordination of aviation network to improve its quality. The Company will consolidate and enhance key market share. Through closely tracking the pandemic situation and changes in passenger flow and dynamic amending the deployment of market models, bidirectional adjustment on the supply side and the demand side was achieved. The Company has also strengthened the linkage between passenger transportation and freight transportation as well as deepened the cooperation between aviation and railway to actively integrate into the construction of the world-class aviation hub in Shanghai. The Group strengthened its customer expansion to enlarge the traffic of our NDC2 platform. Through continuously strengthening product and channel innovation, the Company enhanced online sales capabilities and grasped the business opportunities from events like major exhibitions throughout the year more accurately.

4.	Further optimizing its corporate governance structure

The Company will strictly adhere to the requirements of relevant laws, regulations and normative documents such as the Company Law, the Securities Law and Guidance for the Articles of Listed Companies, further enhance its operational and managerial standards, continue to optimize its corporate governance structure, strengthen internal control system, ensure that shareholders can exercise their rights in full and that the Board, the Supervisory Committee and the management can exercise their functions in accordance with the requirements of laws, regulations and the Articles of Association to make scientific and reasonable decisions in a timely and prudent manner, ensure that the independent directors can earnestly perform their duties to protect the overall interests of the Company, thereby effectively protecting the interest of investors, especially the legitimate interests of the minority shareholders, and provide an effective governance structure and institutional guarantee for the continuous and stable development of the Company.

[2]	NDC:

New Distribution Capability. The distribution system based on the NDC model can realize the seamless connection of the retail business of various aviation products between aviation companies and corporate customers, TMC and travel agencies.

— III-12 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(III)	Explanation of measures on recovering dilution of returns

The formulation of the above measures on recovering dilution of returns by the Company does not guarantee future profits of the Company. Investors shall not make any investment decisions based thereon. The Company disclaims any responsibility for any loss of investors arising from investment decisions based thereon.

VI.	UNDERTAKINGS BY RELATED PERSONS

(I)

China Eastern Air Holding Company Limited (hereinafter referred to as “CEA Holding”), the controlling Shareholder, will faithfully and diligently discharge its duties and protect the legitimate interests of the Company and all Shareholders, and make the following undertakings regarding the effective implementation of measures on recovering dilution of returns of the Company pursuant to relevant requirements of the CSRC:

1.

CEA Holding will strictly comply with laws and regulations and relevant regulatory rules of the CSRC and the Shanghai Stock Exchange, will not exceed its power to intervene the operational management activities of the Company and will not infringe the interests of the Company;

2.

CEA Holding will make supplemental undertakings in accordance with the latest requirements of the CSRC if the above undertakings are not able to meet other new regulatory requirements of the CSRC issued in respect of the measures on recovering dilution of returns and related undertakings after the issuance date of these undertakings and before the completion of this round of non-public issuance;

3.

CEA Holding undertakes to earnestly implement the measures on recovering dilution of returns formulated by the Company and to perform its undertakings made in respect of the measures on recovering dilution of returns. If CEA Holding violates the above undertakings and cause losses to the Company or investors, CEA Holding undertakes to indemnify the Company or investors in respect of any losses incurred in accordance with the laws;

4.

As one of the related persons-in-charge of the measures on recovering dilution of returns, if CEA Holding violates the above undertakings or refuses to perform such undertakings, CEA Holding agrees to accept the execution of relevant punishment or adoption of relevant regulatory measures by securities regulatory authorities such as the CSRC and the Shanghai Stock Exchange pursuant to relevant requirements and rules formulated or issued by them.

— III-13 —

APPENDIX III	DILUTION OF CURRENT RETURNS BY THE NON-PUBLIC ISSUANCE AND REMEDIAL MEASURES BY CHINA EASTERN AIRLINES CORPORATION LIMITED

(II)	To secure the effective implementation of measures on recovering dilution of returns of the Company, the directors and senior management of the Company make the following undertakings:

1.	Undertaking to faithfully and diligently discharge their duties and protect the legitimate interests of the Company and all Shareholders;

2.	Undertaking not to transfer any benefits to other entities or persons unconditionally or unfairly nor otherwise make any actions which may damage the interests of the Company;

3.	Undertaking that their own expenditures during their performance of duties shall be regulated;

4.	Undertaking not to use any assets of the Company for any investment or expenditure which is unrelated to their performance of duties;

5.	Undertaking that the remuneration policy formulated by the Board or the remuneration committee shall be linked with the implementation of measures on recovering dilution of returns of the Company;

6.	Undertaking that the conditions of any proposed share incentive plan of the Company (if any) shall be linked with the implementation of measures on recovering dilution of returns of the Company;

7.

Undertaking to make any supplemental undertakings in accordance with the latest requirements of the CSRC if the above undertakings are not able to meet other new regulatory requirements of the CSRC issued in respect of the measures on recovering dilution of returns and related undertakings after the issuance date of these undertakings and before the completion of this round of non-public issuance;

8.

Undertaking to earnestly implement the measures on recovering dilution of returns formulated by the Company and to perform their undertakings made in respect of the measures on recovering dilution of returns. If they violate the above undertakings and cause losses to the Company or investors, they undertake to indemnify the Company or investors in respect of any losses incurred in accordance with the laws.

VII.	Procedures of Consideration for the Recovery Measures on Dilution of Current Returns by this round of Non-public Issuance and the Undertakings Therefor

The analysis on the dilution of current returns by this around of non-public issuance of the Company and recovery measures on current returns and the relevant undertakings have been considered and approved at the seventeenth ordinary meeting of the ninth session of the Board of the Company, and are subject to consideration at the general meeting.

The Company will continue to disclose the progress of implementation of the relevant undertakings in periodic reports.

CHINA EASTERN AIRLINES CORPORATION LIMITED

10 May 2022

— III-14 —

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2022–2024) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

In order to improve and perfect the scientific, continuous, stable and transparent profit distribution decision-making and supervision mechanism of China Eastern Airlines Corporation Limited (the “Company”), while further strengthening the awareness of rewarding its shareholders, based on the relevant requirements of the “Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies” (Zheng Jian Fa [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》 （證監發[2012]37號）), the “Listed Companies Regulatory Guidance No. 3 — Cash Dividends Distribution of Listed Companies” (CSRC Announcement [2022] No. 3) (《上市公司監管指引第 3號 — 上市公司現金分紅》 （證監會公告[2022]3號） ) promulgated by the China Securities Regulatory Commission and the Articles of Association of China Eastern Airlines Corporation Limited (the “Articles of Association”) by the board of directors, the Company formulates the Plan on Shareholders’ Return for the Coming Three Years (2022–2024) of China Eastern Airlines Corporation Limited (the “Plan”), details of which are set out below:

I.	FACTORS TAKEN INTO ACCOUNT IN PLAN FORMULATION

In order to achieve long-term and sustainable development, the Company, after comprehensively analyzing factors such as the realistic operation developments, the demands and desires of shareholders, costs of social capital and external financing environment, etc., shall establish a continuous, stable and scientific planning and mechanism for rewarding investors to ensure the continuity and stability of profit distribution policies.

II.	PRINCIPLES OF PLAN FORMULATION

When formulating the Plan, we shall take into full account and listen to the opinions of independent directors, supervisors and public shareholders of the society and follow the relevant laws and regulations as well as the relevant requirements on profit distribution in the Articles of Association. The Plan shall guarantee the implementation of continuous and stable profit distribution policies by the Company by balancing the short-term benefits and long-term development of the Company based on the realistic operation development and capital needs.

III.	THE PLAN OF SHAREHOLDERS’ RETURNS FOR 2022–2024

1.

The Company’s profit distribution policy shall emphasize on providing investors with reasonable investment return and the profit distribution policy shall maintain its continuity and stability. The Company shall prioritize the use of cash dividends as its dividends distribution method for profit distribution in accordance with the laws and regulations as well as the requirements of regulatory authorities on securities, while taking into account the results of operation and financial conditions of the Company itself.

2.	The Company may distribute dividends in cash, in stocks or in a combination of both cash and stocks or by other reasonable methods in accordance with the laws and regulations.

3.	The following conditions shall be satisfied when the Company proposes and implements cash dividends distribution:

(1)	The Company recorded earnings for the year, and the auditing firm has issued a standard audit report with unqualified opinions on the Company’s financial report for the year;

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2022–2024) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

(2)

The distributable profit (i.e. after-tax profit net of the profit used for making up the losses and the profit transferred to the statutory pension fund and discretionary pension fund by the Company) realized by the Company for the year is positive;

(3)	The cash flow of the Company after the cash dividends distribution is sufficient as to keep the normal operation and sustainable development of the Company free from any impacts.

On conditions precedent that the Company operates well with sufficient cash flow as to meet the needs for the normal operation and sustainable development of the Company, the Company shall proactively apply cash dividends as its method for rewarding shareholders. The profits which the Company has accumulatively distributed in cash in the last three years shall not be less than 30% of the average annual distributable profit in the last three years. If the above-said proportion of cash dividends cannot be satisfied due to extraordinary reasons, the board of directors can adjust the proportion of dividends based on specific circumstances with explanation on the reasons thereof.

4.

In accordance with the Company’s yearly profit, cash flow status and business growth, and on the condition that the capital scale and equity structure of the Company is reasonable, the Company may consider to carry out stocks dividend distribution.

5.

On conditions that the condition of profit distribution is satisfied and the normal operation and sustainable development of the Company are guaranteed, the Company shall generally conduct yearly profit distribution. The board of directors of the Company can also propose to conduct interim profit distribution by the Company based on the earnings status and conditions of capital. On conditions that the conditions of cash dividends required in the Articles of Association are satisfied, the Company shall implement annual cash dividends distribution once every year in principle.

6.

The board of directors of the Company shall formulate differentiated cash dividend policies by comprehensively taking into account factors such its industry features, development stages, its own business model and earnings level as well as whether it has any substantial capital expenditure arrangement, while differentiating the following circumstances and following the procedures under the Articles of Association:

(1)

Where the Company is at a developed stage without substantial capital expenditure arrangement, the dividends distributed in cash shall not be less than 80% of this round of profit distribution when distributing its profits;

(2)

Where the Company is at a developed stage with substantial capital expenditure arrangement, the dividends distributed in cash shall not be less than 40% of this round of profit distribution when distributing its profits;

(3)

Where the Company is at a developing stage with substantial capital expenditure arrangement, the dividends distributed in cash shall not be less than 20% of this round of profit distribution when distributing its profits.

Where the Company is at a stage of development which cannot be easily differentiated, with substantial capital expenditure arrangement, the treatment can be made in accordance with the requirements in the preceding conditions.

APPENDIX IV	FUTURE PLAN FOR RETURN TO THE SHAREHOLDERS FOR THE COMING THREE YEARS (2022–2024) OF CHINA EASTERN AIRLINES CORPORATION LIMITED

The proportion of dividends distributed in cash in this round of profit distribution is calculated by the cash dividends divided by the sum of cash dividends and stocks dividends.

IV.	DECISION-MAKING MECHANISM OF THE PLAN

1.

Upon the ending of each accounting year of the Company, the board of directors shall earnestly study and deliberate the proposal of profit distribution and shall fully listen to the opinions of independent directors. The independent directors shall fulfil their responsibilities and duties to clearly express their opinions. Before the profit distribution proposal is considered at the general meeting, the Company shall actively communicate and exchange ideas through multiple channels with shareholders (minority shareholders in particular), fully listen to the opinions and demands of minority shareholders, and give timely replies to issues that concern minority shareholders. Upon the consideration and passing of the profit distribution proposal by the board of directors, the proposal shall be tabled for voting at the general meeting. The profit distribution proposal shall proceed to implementation upon consideration and passing at the general meeting. All the profit distributions shall be completed by the board of directors of the Company within 2 months after the convening of general meeting.

In the course of considering the profit distribution proposal at the general meeting of the Company, the board of directors shall actively communicate and exchange ideas with shareholders (minority shareholders in particular), fully listen to the opinions and demands of minority shareholders, and give timely replies to issues that concern minority shareholders.

2.

Where any adjustment on profit distribution policies is needed due to changes in the national laws and regulations, as well as the regulatory policies or material changes in the Company caused by external business environment and its own operation conditions, the board of directors shall earnestly study and deliberate the adjustment and strictly follow the decision-making procedures. Where there are any changes in profit distribution policies of the Company, the board of directors shall consider the changing proposals, and the independent directors shall express independent opinions for disclosure to the public upon being tabled for consideration and passing at the general meeting.

3.	Unless otherwise resolved at the general meeting, the board of directors shall be authorized to distribute interim dividends in addition to the yearly dividends distributed by the Company.

4.	The Supervisory Committee shall monitor the execution of dividend policies and the decision-making procedures carried out by the board of directors.

V.	VALIDITY MECHANISM OF THE PLAN

Those matters not covered in the Plan shall be executed in accordance with relevant laws and regulations, normative documents and the Articles of Association. The right to interpret the Plan shall be vested in the board of directors of the Company. The Plan shall be implemented from the date of its consideration and passing at the general meeting of the Company.

CHINA EASTERN AIRLINES CORPORATION LIMITED

10 May 2022

APPENDIX V	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE

The interests of the Directors, supervisors and chief executive in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

Name	Position	Number of shares held	Capacity in which the A/H shares were held

Li Yangmin	Director, Vice Chairman, President	3,960 A shares (Note 1)	Beneficial owner

Note 1: representing approximately 0.000021% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, none of the Directors, the supervisors and chief executive of the Company or their respective associates had any interest or short positions in the shares of the Company, underlying shares or debentures of the Company or any associated corporations (as defined under the Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register maintained by the Company referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in the Hong Kong Listing Rules, to be notified to the Company and the Hong Kong Stock Exchange.

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Li Yangmin (a Director, Vice Chairman and President), Mr. Tang Bing (a Director), Mr. Lin Wanli (a Director) and Mr. Jiang Jiang (an employee representative Director) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 and Part XV of the SFO.

3.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had entered or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

APPENDIX V	GENERAL INFORMATION

4.	DIRECTORS’ INTERESTS IN ASSETS

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any asset which had been, since 31 December 2021, being the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to the Company or were proposed to be acquired or disposed of by or leased to the any member of the Group.

As at the Latest Practicable Date, none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

5.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

6.	EXPERT STATEMENT

This circular includes statements made by the following expert:

Name	Qualification

Octal Capital Limited	a licensed corporation to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

The above-mentioned expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included. To the best of the Directors’ knowledge, the above-mentioned expert is a third party independent from the Company and its connected persons.

As at the Latest Practicable Date, the above-mentioned expert did not have any direct or indirect interest in any assets which have been, since 31 December 2021 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, the above-mentioned expert was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

APPENDIX V	GENERAL INFORMATION

7.	DOCUMENTS ON DISPLAY

Copies of the following documents are available on display (i) on the website of the Company at https://www.ceair.com and (ii) the website of the Hong Kong Stock Exchange at www.hkexnews.com.hk from the date of this circular up to and including the date of the AGM and the Class Meetings:

(a)	the A Share Subscription Agreement; and

(b)	this circular.

8.	MATERIAL ADVERSE CHANGE

In 2022, as the number of newly confirmed cases of COVID-19 pandemic rebounded again and was raging at a high level, the domestic situation of COVID-19 pandemic remained grim and the air transportation market was severely impacted. The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. In the first quarter of 2022, the Group recorded a revenue of RMB12,665 million, representing a decrease of 5.45% as compared to the same period last year and the net loss attributable to the Shareholders amounted to RMB7,760 million. In April 2022, the passenger transportation capacity, the passenger traffic volume and the passenger load factor of the Company decreased by 86.61%, 89.75% and 17.46 percentage points, respectively, as compared to the same period last year. For further details, please refer to the 2022 first quarterly report of the Company dated 29 April 2022 and the announcement on operating data for April 2022 of the Company dated 16 May 2022.

As at the Latest Practicable Date, save as disclosed above, the Directors confirmed that there is no material adverse change in the financial or trading position of the Group since 31 December 2021, being the date to which the latest audited consolidated financial statements of the Group were made up.